As filed with the Securities and Exchange Commission on February 11, 2002   Registration No. 333-52414

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WIN OR LOSE ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	6770	59-3685745
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1268 Bayshore Boulevard
Dunedin, Florida 34698
(727) 738-5838
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Sally A. Fonner
1268 Bayshore Boulevard
Dunedin, Florida 34698
(727) 738-5838
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

WITH COPIES TO:

John L. Petersen, Esq.
Petersen & Fefer
Château de Barberêche
Switzerland 1783 Barberêche
41(0)26-684-0500
Voicemail and Facsimile: (281) 596-4545
jlp@ipo-law.com

J. David Washburn, Esq.
Arter & Hadden LLP
1717 Main Street, Suite 4100
Dallas, Texas 75201-4605
(214) 761-4309
Facsimile (214) 741-7139
david.washburn@arterhadden.com

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering period. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering period. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering period. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Registration Fee Calculation on Following Page

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Aggregate Offering (1)	Registration Fee
Common Stock, $0.001 par value:				
To be sold to the public for cash	600,000	$0.25	$150,000	$37.50
To be offered by selling stockholders (2)	2,000,000	$0.25	$500,000	$125.00
To be issued for future acquisitions (3)	13,000,000	$0.25	$3,250,000	$812.50
Total				$975.00
Previously paid				$990.00
Overpayment (4)				$15.00

(1) Estimated solely for purposes of computing the registration fee pursuant to Rule 457.
(2) If the contract price of the founders' shares exceeds $.25 per share, we will recalculate the registration fee in accordance with Rule 457 and pay an additional fee at the time of our post-effective amendment.
(3) If the contract price of the acquisition shares exceeds $.25 per share, we will recalculate the registration fee in accordance with Rule 457 and pay an additional fee at the time of our post-effective amendment.
(4) If we are required to pay an additional filing fee in connection with our post-effective amendment for the Rule 419 reconfirmation offering, we will offset the overpayment as a credit against such filing fees. We will not seek a refund of the overpayment.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement relates to a continuous and integrated offering of securities that will require the use of at least three different forms of prospectus:

- Our first prospectus is included in this registration statement and will be used in connection with our offering of common stock to the public for cash pursuant to Rule 419; our initial discussions with potential targets; and our selling stockholders initial discussions with advisors and potential targets.

- Upon completion of our cash offering, we will file a post-effective amendment to this registration statement containing a second prospectus that provides information on the results of our cash offering, the number of purchasers, the proceeds received and the expenses paid. The second prospectus will be used in connection with our negotiations with potential targets and our selling stockholders negotiations with advisors and potential targets.

- Our third prospectus will be included in a post-effective amendment to this registration statement that will be filed after the execution of a letter of intent relating to a specific business combination. The third prospectus will be used to finalize the terms of a proposed business combination and formally offer our securities to the persons who will receive acquisition shares or purchase founders shares.

- If possible, we will integrate the prospectus for our Rule 419 reconfirmation offering in the third prospectus. If the complexity of a transaction makes such integration undesirable, we will prepare a fourth prospectus for use in connection with our reconfirmation offering.

PRELIMINARY PROSPECTUS **SUBJECT TO COMPLETION**

Win or Lose Acquisition Corporation

15,600,000 shares of common stock

We are a "blank check company" as defined in Securities and Exchange Commission Rule 419. This is an initial public offering of our stock. The purpose of this offering is to create a "public shell" that will attempt to enter into a business combination with an unidentified privately held company.

We are offering 600,000 shares at a price of $0.25 per share. This is a "self-underwritten" offering, which means that our officers will offer our shares directly to the public without the assistance of an underwriter.

Our registration statement includes 13,000,000 acquisition shares that we may offer to issue in connection with a business combination. It also includes 2,000,000 founders' shares that our officers may offer to resell to advisors to our company, owners of a target, participants in a business combination and others. We will receive property in exchange for acquisition shares but will not receive any proceeds from the resale of founders' shares.

We will conduct the cash portion of our offering on an "all or none" basis. If we do not receive subscriptions for 600,000 shares within 90 days, we will terminate this offering and promptly return all subscription funds to investors, together with any interest we earn on those funds during the offering period.

All subscription funds will be deposited in escrow with First Union National Bank upon receipt. We refer to this escrow as the "Rule 419 escrow." When we have received subscriptions for all 600,000 shares ($150,000), 10% of the offering proceeds ($15,000) will be released to us. Concurrently, our founders will contribute $15,000 of their personal funds to the Rule 419 escrow. The $150,000 that remains on deposit in the Rule 419 escrow will be held for the sole benefit of the cash investors until we negotiate a business combination and comply with the disclosure, reconfirmation and closing requirements of Rule 419.

We will deposit all stock certificates in the Rule 419 escrow upon issuance. If we negotiate a business combination you will be given the opportunity to either reconfirm your investment or receive a full refund of your investment. If you accept our reconfirmation offering, you will be required to retain ownership of at least 100 shares until the earlier of (a) six months after the closing of the business combination, or (b) the listing of the stock of the combined companies on the Nasdaq system. There has never been a public market for our shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our shares is extremely speculative. The offering described in this prospectus involves a very high degree of risk. Persons who cannot afford to lose their entire investment should not consider an investment in our shares. See "Risk Factors" beginning on page 4.

	Per Share	**Total**
Public offering price	$0.25	$150,000
Underwriting discounts (1)	$ —	$ —
Proceeds, before expenses, to us	$0.25	$150,000

(1) We will not pay underwriting discounts in connection with our cash offering, but may pay finders' fees, commissions and other remuneration in connection with a business combination.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement we filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is February __, 2002

We are offering the shares subject to prior sale, the requirements of Securities and Exchange Commission Rule 419 and the approval of certain legal matters by counsel. We reserve the right to withdraw, cancel or modify this offering at any time and to reject any subscription in whole or in part.

TABLE OF CONTENTS

- The prior experience of our president highlights the inherent risks of our business strategy. Even if we negotiate and close a business combination, an active, stable, liquid and sustained public market for the stock of the combined companies may never develop.
- Our officers do not have any experience with Rule 419 transactions that you can use to evaluate our company's future potential.
- You will not have access to your money for up to 18 months from the date of this prospectus.
- Our Rule 419 escrow will not generate substantial interest income and the combined companies will keep the interest if our stockholders accept our reconfirmation offer.
- You will not be able to sell, pledge or transfer your shares until we complete a business combination.
- You will be required to retain ownership of at least 100 shares for up to six months after we complete a business combination.
- We will not be able to obtain additional financing until we have completed a business combination.
- Time pressures may increase the risk that we will truncate our due diligence procedures, lower our expectations or liberalize our selection standards.
- Our reconfirmation offering will be a one time "take it or leave it" proposition.
- You may not be able to rely on the collective business judgment of our other investors.
- If you reconfirm your investment, you will pay a cash price per share that is much higher than the average cash price paid by our insiders.
- Our officers will be able to approve all corporate actions without your consent.
- We expect a business combination to result in a change in control and our current officers will not have any power to influence the decisions of the combined companies.
- The personal pecuniary interests of our founders may conflict with their fiduciary duties.
- All of our officers are engaged in other business activities and will face conflicts of interest in allocating their time between our company and their other business affairs.
- If we lose the services of Mr. Petersen, we may be unable to pay the fees of outside legal counsel.
- The bulk of our outstanding shares and all the shares we plan to issue are included in our registration statement.
- Our regulatory status may make a business combination more complex and expensive.
- There has never been a public market for our shares and such a market may never develop.
- The stock of the combined companies is likely to be subject to the SEC's penny stock regulations, which may discourage brokers from effecting transactions in the stock.

- You should expect increased regulatory scrutiny and a high degree of skepticism from the financial community if you enter into a business combination with our company.
- You should not consider a business combination with our company if you currently need additional capital, or will require additional capital within 12 to 18 months.
- You should not consider a business combination with our company if you are seeking short-term investment liquidity for corporate insiders.
- A business combination with our company will probably not be less expensive than an IPO.
- The stock of the combined companies will not qualify for an immediate Nasdaq listing and may never qualify for such a listing.
- We are not investment bankers and you will need to devote substantial time, effort and expense to the development of an active trading market for the stock of the combined companies.

Until 90 days after the date when the subscription funds and stock certificates are released from the Rule 419 escrow, all dealers that effect transactions in our shares, whether or not participating in this offering as underwriters, may be required to deliver a prospectus.

PROSPECTUS SUMMARY

You should read the entire prospectus carefully, including the risk factors and financial statements. Unless we tell you otherwise, this prospectus gives retroactive effect to a December 2001stock dividend.

We are a "blank check company." We have not engaged in any business activities to date and we have no specific plans to engage in any particular business in the future. The purpose of this offering is to create a "public shell" that will attempt to enter into a business combination with an unidentified privately held company. We refer to acquisition candidates as "targets" in this prospectus.

We believe the owners of a target may conclude that a business combination with our company is a reasonable alternative to an initial public offering or "IPO." Our belief is based on the experience of our officers in similar transactions between private companies and public shells. We have not commenced our search for a potential target and will not restrict our search to any particular industry. There can be no assurance that we will be able to identify a suitable target or negotiate a business combination on acceptable terms. Our business plan is entirely contingent on the successful completion of this offering.

Our address is 1268 Bayshore Blvd., Dunedin, Florida 33698. Our Telephone number is (727) 738-5838.

The Offering

We will offer 600,000 shares to the public at $0.25 per share, for total cash proceeds of $150,000. Investors must subscribe for a minimum of 1,000 shares ($250) and may subscribe for a maximum of 10,000 shares ($2,500). If we do not receive subscriptions for all 600,000 shares within 90 days, we will terminate the offering and return all subscription funds to investors, together with any interest earned during the offering period.

Our registration statement includes 13,000,000 acquisition shares that we may offer to issue in connection with a business combination. It also includes 2,000,000 founders' shares that our officers may offer to resell to advisors to our company, owners of a target, participants in a business combination and others. We will receive property in exchange for acquisition shares but will not receive any proceeds from the resale of founders' shares.

You will not receive a stock certificate or be permitted to sell your shares until we negotiate a business combination and comply with the disclosure, reconfirmation and closing requirements of Rule 419. If we negotiate a business combination and you accept our reconfirmation offering, you will be required to retain ownership of at least 100 shares until the earlier of (a) six months after the closing of the business combination, or (b) the listing of the stock of the combined companies on the Nasdaq system.

The stock of the combined companies will not qualify for an immediate Nasdaq listing and may never qualify for such a listing. However, we expect the stock of the combined companies to qualify for listing on the OTC Bulletin Board, an automated inter-dealer quotation system for equity securities that do not qualify for inclusion in the Nasdaq system. If a public market for our shares develops, it is likely to be illiquid and volatile.

Rule 419 Safeguards

If we complete our cash offering, $15,000, or 10% of the subscription proceeds, will be released to us. The remaining $135,000 in proceeds and any interest earned during the offering period will remain in the Rule 419 escrow. Our founders will contribute $15,000 to the Rule 419 escrow on the closing date. Therefore, a minimum of $150,000 will be held in the Rule 419 escrow for the sole benefit of the cash investors until we negotiate a business combination and comply with the disclosure, reconfirmation and closing requirements of Rule 419.

We will deposit certificates for the 600,000 shares issuable to cash investors in the Rule 419 escrow on the closing date. The deposited stock certificates will be held in trust for the sole benefit of the cash investors until we comply with the requirements of Rule 419.

We believe our search for a target will require months of investigation and evaluation. We also expect the negotiation of a business combination to be a time consuming process. You will not have access to your funds or any liquidity in your investment until we either complete a business combination or liquidate our company.

1

When we negotiate a business combination, we will file a post-effective amendment to our registration statement that contains the information specified in Rule 419(e)(1). Within five days after the effective date of this post-effective amendment, we will mail an updated prospectus to each cash investor. You will then be given not less than 20 days and not more than 45 days to determine whether you want to reconfirm your investment. Within five days after the completion of our reconfirmation offering, the escrow agent will mail a refund check to each cash investor who does not reconfirm his investment in writing. The amount of the refund check will equal the full subscription price of our shares, plus a pro rata share of any accumulated interest.

If all cash investors reconfirm their investments, the $15,000 our founders contribute to the Rule 419 escrow will be released to our company and accounted for as an additional capital contribution. If we fail to negotiate a business combination or if our reconfirmation offering is not successful, then the $15,000 our founders contribute to the Rule 419 escrow will be distributed to the cash investors.

Our Certificate of Incorporation requires the board of directors to promptly liquidate our company if we are unable to (a) negotiate a business combination within 15 months from the date of this prospectus, or (b) close a business combination within 17 months from the date of this prospectus. If these provisions become operative, each investor will receive two distributions. One will be a liquidating distribution from our company equal to his proportional share of our remaining assets. The other will be a distribution from the Rule 419 escrow equal to the full subscription price of our shares, plus a pro rata share of any accumulated interest.

Rule 419 Acquisition Plan

We will promptly begin our search for a target. We have included the following additional shares in our registration statement to facilitate a business combination:

13,000,000   acquisition shares that we may offer to issue in connection with a business combination;

2,000,000   founders' shares that our officers may offer to advisors to our company, owners of a target, participants in a business combination and others.

The following example provides summary forward-looking information on the potential ownership of our company assuming that (a) all of the acquisition shares are issued to the owners of a target in connection with a business combination, (b) a total of 1,800,000 founders shares are sold to the owners of the target, and (c) a total of 200,000 founders' shares are sold to advisors and other participants in a business combination.

Our Founders	Original holdings	Stock issuances and (sales)	Potential future ownership	Percent of total
Stock currently outstanding	2,400,000			
Shares sold to advisors		(200,000)		
Shares sold to owners of the target	—	(1,800,000)		
Total	2,400,000	(2,000,000)	400,000	2.50%
Investors in this offering	—	600,000	600,000	3.75%
Advisors to our company	—	200,000	200,000	1.25%
Owners of the target				
Founders' shares purchased	—	1,800,000		
Acquisition shares received	—	13,000,000		
Total		14,800,000	14,800,000	92.50%
Shares outstanding after business combination			**16,000,000**	**100.00%**

Our officers have broad discretion to structure a business combination and establish terms for the resale or other transfer of founders' shares. The prospectus for our reconfirmation offering will describe all transactions involving the issuance of acquisition shares and the resale or other transfer of founders' shares.

SUMMARY FINANCIAL INFORMATION

Summary Statement of Operations Data

The following table presents summary information on our results of operations for the one-month period December 1, 2000 (Inception) through December 31, 2000, the year ended December 31, 2001 and the period from inception through December 31, 2001. This data is qualified in its entirety by our financial statements.

	Year Ended December 31, 2001 (Audited)	December 1, 2000 (Inception) through December 31, 2000 (Audited)	December 1, 2000 (Inception) through December 31, 2001 (Audited)
Organization costs		$7,215	$ 7,215
Operating expenses	$3,072	$1,000	$ 4,072
Net income (loss)	($3,072)	($8,215)	($11,287)
Net Income (loss) per common share	($0.00)	($0.00)	($0.01)
Number of common shares outstanding	2,000,000	2,000,000	2,000,000

Summary Balance Sheet Data

The following table presents summary information on our financial condition at December 31, 2001. The table also presents as adjusted information that gives retroactive effect to the completion of our public offering of shares for cash on an all or none basis. This data is qualified in its entirety by our financial statements.

	December 31, 2001 (Audited)	As adjusted for the proceeds of this offering
Cash in banks (1)	$ 38,426	$ 45,000 (2)
Deferred offering costs (3)	110,349 (4)	137,349 (5)
Total assets	$148,775	$182,349
Total Liabilities	$ —	$ —
Common stock (6)	2,400	3,000
Additional paid-in capital	157,662	190,636 (7)
Deficit accumulated during the development stage	(11,287)	(11,287)
Total stockholders' equity	$148,775	$182,349

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(1) The funds in the Rule 419 escrow will not become an asset of our company until we comply with Rule 419.
(2) Reflects our receipt of $15,000 in offering proceeds and our payment of $8,426 in additional offering costs.
(3) Deferred offering costs will be carried as an intangible asset until we complete a business combination.
(4) We incurred $110,349 in offering costs prior to December 31, 2001. Our company paid $5,002 of these costs and our founders paid or agreed to pay $105,347 from their personal funds.
(5) We expect to incur approximately $27,000 in additional offering costs. Our company will pay $8,426 of the additional offering costs and our founders will pay any excess from their personal funds.
(6) Based on 2,400,000 shares on December 31, 2001 and 3,000,000 shares after completion of our cash offering.
(7) Reflects $14,400 in additional paid-in capital from the proceeds of this offering and $18,574 in additional paid-in capital from the payment of certain offering costs by our founders.

RISK FACTORS

Our shares are extremely speculative and the offering described in this prospectus involves a very high degree of risk. In fact, we believe that a public offering by a blank check company is one of the most speculative investments available. You should carefully consider the risks described below and the other information in this prospectus before making an investment decision. **You should not subscribe to purchase our shares if you cannot afford to lose your entire investment.**

Risks for Cash Investors

The prior experience of our president highlights the inherent risks of our business strategy. Even if we negotiate and close a business combination, an active, stable, liquid and sustained public market for the stock of the combined companies may never develop.

Sally A. Fonner, our president, has previously served as the sole officer and director of five inactive public shells that effected business combinations with private companies. In each of these transactions, the stock of the combined companies has only qualified for listing on the OTC Bulletin Board, trading has not been active, liquid or sustained and the market prices have been volatile. Even if we negotiate and close a business combination, an active, stable, liquid and sustained public market for the stock of the combined companies may never develop. Investors are encouraged to review the available information on these prior transactions.

Our officers do not have any experience with Rule 419 transactions that you can use to evaluate our company's future potential.

Transactions under Rule 419 are considerably more complex than other shell transactions. Our officers do not have any experience with Rule 419 transactions and their prior experience in simple shell transactions may not be a reliable indicator of their ability to complete a business combination that is subject to the requirements of Rule 419. There is no assurance that we will negotiate a business combination or that our reconfirmation offering will be successful. If we fail to accomplish either of these goals, you will only receive your pro rata share of (a) the funds on deposit in the Rule 419 escrow and (b) our liquidating distributions, if any.

You will not have access to your money for up to 18 months from the date of this prospectus.

Investors have no right to withdraw their money from the Rule 419 escrow. If you subscribe to purchase our shares, you will be committing your money for up to 18 months with no assurance that we will be successful.

Our Rule 419 escrow will not generate substantial interest income and the combined companies will keep the interest if our stockholders accept our reconfirmation offer.

The funds in the Rule 419 escrow may only be invested in insured bank deposits, open-end money market funds, or short-term U.S. Government securities. These types of investments typically yield far less than other investments and interest income on the Rule 419 escrow is not expected to be substantial. You will be required to include your proportional share of any accrued interest in your taxable income. If we negotiate a business combination and you reconfirm your investment, your proportional share of the accumulated interest will be retained by the combined companies and your tax basis in our shares will be increased by a like amount.

You will not be able to sell, pledge or transfer your shares until we complete a business combination.

Your stock certificates will be deposited in the Rule 419 escrow on the closing date and held by the escrow agent until we close a business combination. You will not be able to sell, pledge or transfer your shares until we have completed a business combination and the escrow agent has mailed your stock certificates to you.

You will be required to retain ownership of at least 100 shares for up to six months after we complete a business combination.

The terms of our subscription agreement require each investor to retain ownership of at least 100 shares until the earlier of (a) six months after the completion of a business combination, or (b) the listing of the stock of the combined companies on the Nasdaq system. A listing on the OTC Bulletin Board or the Pink Sheets will not satisfy the foregoing listing requirement. When our shares are released from the Rule 419 escrow, you will receive two stock certificates: one for 100 shares and a second for the balance of your shares. The certificate for 100 shares will be imprinted with a restrictive legend that describes the applicable limitations on transfer.

We will not be able to obtain additional financing until we have completed a business combination.

Upon completion of the cash offering, our total cash resources will be approximately $45,000. We will not be able to obtain additional financing until we have completed a business combination. If we spend our available cash before we complete a business combination, we may be forced to abandon our business plan, liquidate our company and return the funds in the Rule 419 escrow to investors.

Time pressures may increase the risk that we will truncate our due diligence procedures, lower our expectations or liberalize our selection standards.

Our Certificate of Incorporation requires the board of directors to promptly liquidate our company if we are unable to (a) negotiate a business combination within 15 months from the date of this prospectus, or (b) close a business combination within 17 months from the date of this prospectus. This will increase the risk that we will truncate our due diligence procedures, lower our expectations or liberalize our selection standards over time.

Our reconfirmation offering will be a one time "take it or leave it" proposition.

We must conduct our reconfirmation offering as soon as we negotiate a business combination where the fair value of the business to be acquired exceeds $3,120,000; calculated as 80% of the proceeds from the sale of all shares included in our registration statement. If we select a target and make a reconfirmation offering that is not accepted by the requisite percentage of our investors, we will be required to refund the money in the Rule 419 escrow. Therefore, our reconfirmation offering will be a one time "take it or leave it" proposition.

You may not be able to rely on the collective business judgment of our other investors.

Rule 419 does not establish a fixed percentage of investors that must reconfirm their subscriptions. Instead, it only requires that our prospectus disclose the reconfirmation threshold negotiated by the parties. If a proposed transaction provides for a relatively low reconfirmation threshold, you may not be able to rely on the collective business judgment of a large number of other investors in making your reconfirmation decision. Conversely, if a proposed transaction provides for a relatively high reconfirmation threshold, other investors may have the power to overrule your affirmative investment decision.

If you reconfirm your investment, you will pay a cash price per share that is much higher than the average cash price paid by our insiders.

After giving effect to all of their anticipated contributions, the average cash price paid by "insiders" will be approximately $0.08 per share. If we negotiate a business combination and you reconfirm your investment, you will pay $0.25 per share, an amount that is much higher than the average cash price paid by "insiders."

Our officers will be able to approve all corporate actions without your consent.

After this offering, our officers will own 80% of our voting stock. Therefore, they will have both the executive and voting power to approve all corporate actions without the consent of any other stockholders.

We expect a business combination to result in a change in control and our current officers will not have any power to influence the decisions of the combined companies.

We plan to issue up to 13,000,000 acquisition shares in connection with a business combination. Therefore we expect a business combination to result in a change in control. After a change in control, the owners of the target will have the right to appoint their own officers and directors, and our current officers will have no power to influence future decisions, seek a listing for our stock or take any other action to promote an active public market. There can be no assurance that we will be able to negotiate appropriate after-market support agreements or that any terms we negotiate will be effective. If the combined companies do not devote sufficient time and resources to developing and promoting an active trading market, you may be unable to sell your shares at any price.

The personal pecuniary interests of our founders may conflict with their fiduciary duties.

We have registered 2,000,000 founders' shares for resale. Our founders have agreed that they will not resell the founders' shares at a price that represents a premium to the comparable per share value received by our company. Nevertheless, it is likely that a business combination and the related resale of the founders' shares will result in the transfer of property to our company and the payment of cash to our founders. Therefore, the personal pecuniary interests of our founders may conflict with their fiduciary duties. Our company will not receive any proceeds from the sale of the founders' shares.

All of our officers are engaged in other business activities and will face conflicts of interest in allocating their time between our company and their other business affairs.

Our officers are not required to devote any specific amount of time to our business. Each of our officers is actively involved in other business pursuits and will face conflicts of interest in allocating their time between our company and their other business affairs. Such conflicts may cause unanticipated delays or prevent us from effecting a business combination.

If we lose the services of Mr. Petersen, we may be unable to pay the fees of outside legal counsel.

We expect that John L. Petersen, our general counsel, will represent our company in connection with a business combination and assist in drafting the post-effective amendments to our registration statement. We will not pay any cash fees to Mr. Petersen for his services. If Mr. Petersen fails to provide the required services in a timely manner, we may have insufficient cash to retain outside legal counsel to perform the required services.

The bulk of our outstanding shares and all the shares we plan to issue are included in our registration statement.

We have included the bulk our outstanding shares and all the shares we plan to issue in our registration statement. If we are successful, all shares held by cash investors, advisors to our company and other non-affiliated stockholders will be eligible for immediate resale, subject only to the rules and regulations of the SEC and any applicable contractual restrictions. If a substantial number of shares are offered for sale at the same time, the market price of the stock of the combined companies will be adversely affected.

Our regulatory status may make a business combination more complex and expensive.

This offering has been registered on Form S-1. Our decision to use this form may make compliance with the requirements of Rule 419 more difficult. All our future SEC filings must comply with the requirements of Regulations S-K and S-X, which can be more complex than their counterparts under Regulation S-B. Therefore, the owners of a potential target may decide that added cost of regulatory compliance will make our company less desirable than a competing public shell.

There has never been a public market for our shares and such a market may never develop.

There has never been a public market for our shares and such a market may never develop. No market makers have expressed any interest in our company and we do not intend to engage in discussions with potential market makers until we have negotiated a business combination. If a public market for the shares of the combined companies does not develop, you may be unable to resell your shares.

The stock of the combined companies is likely to be subject to the SEC's penny stock regulations, which may discourage brokers from effecting transactions in the stock.

Under applicable SEC regulations, shares of stock that (a) are issued by a company that has less than $5,000,000 in net tangible assets; (b) have a market price of less than $5 per share; and (c) are not included in the Nasdaq system or listed on a stock exchange are classified as "penny stock." The SEC's penny stock regulations impose significant restrictions on brokers who sell penny stock to persons other than established customers and accredited investors. The stock of the combined companies is likely to be subject to the penny stock regulations, which may discourage brokers from effecting transactions in the stock. This would decrease market liquidity, adversely affect market price and make it difficult for you to use the stock of the combined companies as collateral.

Additional Risks for Owners of Potential Targets

You should expect increased regulatory scrutiny and a high degree of skepticism from the financial community if you enter into a business combination with our company.

Blank check companies have been used as vehicles for fraud and manipulation in the penny stock market. Therefore, you should expect more regulatory scrutiny at the Federal and state level than you might otherwise encounter if you simply filed a registration statement for an IPO. Moreover, the financial community views shell transactions with a high degree of skepticism until the combined companies have been active for a sufficient period of time to demonstrate credible operating performance. Increased regulatory scrutiny may increase your compliance costs and market skepticism may make it more difficult to establish an active trading market.

You should not consider a business combination with our company if you currently need additional capital, or will require additional capital within 12 to 18 months.

A business combination with our company will not give you immediate access to the capital markets. You should not consider a business combination with our company if you currently need additional capital, or will require additional capital within 12 to 18 months. Until the combined companies have been active for a sufficient period of time to demonstrate credible operating performance, it will be very difficult, if not impossible, for the combined companies to raise additional capital. You cannot assume that additional capital will ever be available..

You should not consider a business combination with our company if you are seeking short-term investment liquidity for corporate insiders.

While the acquisition and founders' shares have been registered under the Securities Act, all shares held by affiliates of the target will be classified as "restricted securities" that were issued on the closing date of the business combination. These shares will not be eligible for resale for a period of one year after the closing date unless the resale is affected pursuant to an effective registration statement. You should not consider a business combination with our company if you are seeking short-term investment liquidity for corporate insiders.

A business combination with our company will probably not be less expensive than a traditional IPO.

We do not have access to any material financial resources other than our cash on hand and the cash in the Rule 419 escrow. Accordingly, a business combination with our company will probably not be less expensive for you than a traditional IPO. We expect you will expend substantial sums for:

- The fees of your lawyers and accountants who will bear primary responsibility for preparing the information that must be included in the prospectus for our reconfirmation offering;

- The costs of preparing and filing any additional registrations that may be necessary under state law to facilitate the closing of a business combination or the development of a trading market;

- The costs of preparing and filing any listing applications; and

- The costs of preparing, filing and distributing regular reports under the Exchange Act, together with the specific stockholder reports required by Rule 419.

We believe that a traditional IPO is a better alternative than a business combination with a public shell. If you have the ability to conduct an IPO, we encourage you to do so. If you are not in a position to conduct an IPO and you still want to go public, you should be aware that the process of effecting a business combination with a public shell is difficult, expensive and subject to numerous substantial risks that will make it very difficult to develop an active, liquid and sustained trading market for the stock of the combined companies.

The stock of the combined companies will not qualify for an immediate Nasdaq listing and may never qualify for such a listing.

Even if your company satisfies the stockholders equity and/or net income requirements for a Nasdaq listing, the combined companies must also meet the minimum distribution, active market maker and minimum market price requirements. There is no assurance that our Rule 419 offering will provide a sufficient number of stockholders to meet Nasdaq requirements. In addition, Nasdaq requires an established trading history of 90 days at a price that exceeds listing standards before it will approve a listing application. Therefore, the stock of the combined companies will have to begin trading on the OTC Bulletin Board, and wait to apply for a Nasdaq listing until all of the listing standards are satisfied. Because of the minimum distribution, active market maker and minimum trading price requirements, there can be no assurances that the stock of the combined companies will ever qualify for a Nasdaq listing.

We are not investment bankers and you will need to devote substantial time, effort and expense to the development of an active trading market for the stock of the combined companies.

We are not investment bankers and we have no ability to promote a public market for the stock of the combined companies. Therefore, you will need to devote substantial time, effort and expense to the development and maintenance of a trading market. If you are unwilling or unable to devote adequate resources to the development and maintenance of an active market, the market price for the stock will decline and such declines are likely to be permanent.

Our current stockholders are likely to be "sellers" of shares and the availability of large quantities of stock may impede the development of a trading market or make the market more volatile.

Our public stockholders will only have $0.25 per share at risk. If you enter into a business combination with our company, our public stockholders may be willing to sell their shares at a price that is far less than the minimum price required for a Nasdaq listing. In such an event, the market may have to absorb a substantial percentage of our outstanding stock before the market price stabilizes.

If the combined companies are successful, there may not be enough shares available.

Our capital structure has been designed to foster the development of an orderly trading market. However, if the combined companies are successful, the relatively small number of freely transferable shares may make it difficult to satisfy market demand. Our existing stockholders can be expected to maximize their personal benefit and if substantial quantities of our shares are withheld from the market, the supply and demand imbalances may drive the market price of the stock of the combined companies to unsustainable levels.

THIS PROSPECTUS INCLUDES
FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements and information on a number of topics, including:

- Our goals, our business plan and the availability of suitable targets;

- Our ability to locate a suitable target, conduct an adequate due diligence investigation and negotiate a reasonable business combination;

- Our ability to execute our business plan within the restrictions of Rule 419;

- The potential development of a public trading market for the stock of the combined companies; and

- Other topics that can be identified by the use of forward looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "believe" and other similar words.

These statements are forward-looking and reflect our current expectations. They are subject to a number of risks and uncertainties, including the risk factors and other uncertainties described in this prospectus. We do not intend to update our forward-looking statements. In light of the many risks and uncertainties surrounding our business plan, prospective investors should be aware that we cannot provide any assurance that any of the forward-looking statements in this prospectus will prove to be accurate.

THIS OFFERING IS SUBJECT TO
SECURITIES AND EXCHANGE COMMISSION RULE 419

We are a "blank check company," as defined in Rule 419. This offering may be referred to as a "blind pool" because neither you nor we know what the business of our company will ultimately be. This section explains the requirements of Rule 419 and describes the procedures we will implement to insure compliance with the Rule.

Introduction to Rule 419

Blank check companies have been used as vehicles for fraud and manipulation in the penny stock market. In response to a Congressional mandate, the SEC adopted Rule 419, which requires blank check companies to implement certain safekeeping, disclosure and reconfirmation procedures in their public offerings, including:

- Depositing at least 90% of the net offering proceeds in escrow for the sole benefit of investors until the requirements of Rule 419 have been satisfied and an acquisition has been completed;

- Giving investors an opportunity to reconsider their investment decision after reviewing an amended prospectus that contains detailed disclosure on the proposed acquisition;

- Providing for the return of escrowed funds to investors who do not reconfirm their subscriptions; and

- Providing for the return of all escrowed funds if (a) an acquisition is not completed within 18 months, or (b) a specified percentage of investors do not reconfirm their subscriptions.

Legal Structure of Our Rule 419 Offering

Rule 419 requires us to deposit at least 90% of the net offering proceeds in escrow for the sole benefit of investors. However, the General Corporation Law of Delaware provides that a person who subscribes to purchase stock is liable to both the corporation and its creditors for any unpaid balance of his subscription. In order to resolve the differences between Delaware law and Rule 419 while protecting both investors and the funds in the Rule 419 escrow, our subscription agreement provides:

- The cash proceeds of this offering will be $150,000, or $0.25 per share.

- When we deliver stock certificates to the Rule 419 escrow, the escrow agent will release $15,000 to our company as full payment for the shares.

- While our shares will be legally issued, fully paid and nonassessable upon issuance, they will remain subject to the provisions of the subscription agreement that require investors to release their pro rata share of the funds in the Rule 419 Escrow to us if they accept our reconfirmation offering.

- If our company negotiates a business combination and conducts a reconfirmation offering, each investor will have the right to decide whether he wants to:

  - Remain a stockholder and instruct the escrow agent to release an additional subscription payment equal to his pro rata share of the escrowed funds to us, or

  - Instruct the escrow agent to surrender his stock certificates for cancellation and mail him a distribution equal to his pro rata share of the money on deposit in the Rule 419 escrow.

- If our company is liquidated or fails to negotiate a business combination within the time limits specified in Rule 419, the escrow agent will surrender the stock certificates for cancellation and mail each investor a distribution equal to his pro rata share of the money on deposit in the Rule 419 escrow.

As a result of this structure, investors will have no liability to our company or our creditors under state law. Moreover, the funds in the Rule 419 escrow will not become an asset of our company or be subject to the claims of our creditors until we successfully complete our reconfirmation offering.

Specific Rule 419 Compliance Procedures

Our offering has been structured to comply with Rule 419 and provide additional protections that are not required by the rule. After releasing $15,000 in offering proceeds to our company, the escrow agent will retain the remaining $135,000 in offering proceeds, together with any interest earned during the offering period. Our founders will contribute $15,000 of their personal funds to the Rule 419 escrow on the closing date. Therefore, the initial balance of the Rule 419 escrow will be at least $150,000.

The money in the Rule 419 escrow may only be invested in insured bank deposits, open-end money market funds, or short-term U.S. Government securities. If all investors elect to reconfirm their investments, then the $15,000 our founders contribute to the Rule 419 escrow will be released to us and accounted for as an additional capital contribution. If we fail to negotiate a business combination or our reconfirmation offering is not successful, then the entire balance of the Rule 419 escrow will be distributed to investors.

We will deposit stock certificates for the 600,000 shares issuable to investors in the Rule 419 escrow upon completion of this offering. These certificates will be held in trust for the sole benefit of the cash investors until we comply with the requirements of Rule 419 and complete a business combination.

When our officers agree to sell or transfer founders' shares to advisors, the owners of a target, participants in a business combination or others, they will promptly deposit stock certificates for the transferred shares in the Rule 419 escrow where they will be held in trust until we complete our reconfirmation offering and close a business combination. Purchasers of founders' shares will not be required to pay for their shares until the closing of a business combination and there will be no commingling of funds in the Rule 419 escrow.

The shares on deposit in the Rule 419 escrow will be represented by individual stock certificates that are registered in the names of the beneficial owners. While certificates are held in the Rule 419 escrow, the beneficial owners will be entitled to all of the voting and other rights of stockholders of our company, including the right to share in any liquidating distributions. Shares on deposit in the Rule 419 escrow may not, however, be sold or transferred, except upon death or pursuant to a qualified domestic relations order.

Reconfirmation Offering

Rule 419 requires us to conduct a reconfirmation offering before we complete a business combination. We intend to take the following steps to insure compliance with the requirements of Rule 419:

- Upon completion of this offering, we will prepare an amended prospectus that contains information on the results of the offering, the number of purchasers, the proceeds received and the expenses paid. We will use the amended prospectus in negotiations with the representatives of potential targets;

- When we select a target, we will negotiate a letter of intent that is contingent on (a) the delivery of a definitive prospectus to each person who will receive acquisition shares or purchase founders' shares, and (b) the successful completion of our reconfirmation offering;

- We will then file a post-effective amendment to our registration statement that contains the information required by Rule 419(e)(1)(i)-(iii), together with other appropriate disclosures;

- Before we conduct our reconfirmation offering, we will deliver a final prospectus to each person who will receive acquisition shares or purchase founders' shares. When this offering is completed, we will execute definitive agreements that are only subject to the reconfirmation offering;

- After executing definitive agreements, we will provide a final prospectus to each investor who purchased shares in our initial public offering and each person who has agreed to purchase founder's shares; and

- We will then conduct our reconfirmation offering.

In connection with our reconfirmation offering, each cash investor will be given not less than 20 days nor more than 45 days from the date of our final prospectus to notify us in writing whether he wants to reconfirm his investment. Within five days after the completion of our reconfirmation offering, the escrow agent will mail a refund check to each investor who does not reconfirm his investment and return the associated stock certificates to us for cancellation. The amount of the refund check will be equal to the full subscription price paid, plus a pro rata share of any accumulated interest. Unless a specified percentage of the cash investors reconfirm their subscriptions, all funds in the Rule 419 escrow will be distributed to investors within five days after the completion of our reconfirmation offering and all of the stock certificates will be returned to us for cancellation.

All agreements relating to the resale of founders' shares will give the purchaser not less than 20 days nor more than 45 days from the date of our final prospectus to notify the selling stockholder in writing whether he wants to reconfirm his investment. All agreements relating to the resale of founders' shares will be subject to the successful completion of our reconfirmation offering to cash investors.

Prospective investors should be aware that the reconfirmation requirements of Rule 419 are likely to reduce the ultimate proceeds of this offering. Uncertainties regarding the amount of cash proceeds that will ultimately be available to the combined companies may make it more difficult to negotiate a suitable business combination. If our reconfirmation offering provides for a relatively low reconfirmation threshold, you may not be able to rely on the collective business judgment of a large number of other investors in making your reconfirmation decision. Conversely, if our reconfirmation offering provides for a relatively high reconfirmation threshold, the other investors may have the power to overrule your affirmative investment decision.

After we complete our reconfirmation offering and close a business combination, we will promptly send a notice of completion to the escrow agent. This notice of completion will include a copy of our final prospectus and identify the investors who have reconfirmed their subscriptions. Upon the receipt of this notice, the escrow agent will release the balance of the escrow funds to us and mail all stock certificates the registered owners.

Our Certificate of Incorporation requires the board of directors to promptly liquidate our company if we are unable to (a) negotiate an acquisition within 15 months after the date of this prospectus, or (b) close an acquisition within 17 months after the date of this prospectus. If the mandatory liquidation provisions of our Certificate of Incorporation become operative, each investor will be entitled to receive:

- A distribution from the Rule 419 escrow equal to the subscription price of our shares with interest, plus

- A liquidating distribution from our company equal to a pro rata share of our remaining assets.

Our founders will not participate in distributions from the Rule 419 escrow. They will, however, receive a pro rata share of any liquidating distributions. To calculate the amount of any liquidating distribution, the board of directors will divide our remaining assets on the liquidation date by the total number of shares outstanding. Since we will commence operations with approximately $45,000 in cash and our future operating expenses are likely to be substantial, the amount of the liquidating distribution will probably be less than $.01 per share.

USE OF PROCEEDS

We will receive gross proceeds of $150,000 from the sale of 600,000 shares. Of this amount, $15,000 (10% of net proceeds) will be released for use in our business and $135,000 (90% of net proceeds) will be left on deposit in the Rule 419 escrow. We expect to incur approximately $137,000 of costs in connection with this offering. Our company will pay $13,428 of these costs and our founders will pay the balance. The following table summarizes the use of proceeds from this offering.

Net offering proceeds	$150,000
Proceeds left on deposit in Rule 419 escrow	$135,000
Proceeds used to pay additional offering expenses	8,426
Proceeds available for use in our business	6,574
Total uses of offering proceeds	$150,000

We will have approximately $45,000 in cash after the completion of our offering. We will use this cash to pay the costs of operating our company, investigating acquisition opportunities, negotiating a business combination and preparing a post-effective amendment to our registration statement. We will probably be unable to obtain additional financing if we spend all our available cash. While we believe the available cash will be sufficient to finance our proposed activities, our future expenses may exceed current estimates. If we spend our available cash before we negotiate a business combination, we may be forced to abandon our business plan, liquidate our company and return the funds in the Rule 419 escrow to investors.

ARBITRARY DETERMINATION OF OFFERING PRICE

The offering price for our shares does not bear any relationship to established valuation standards. Nor does it bear any relationship to our assets, book value, net worth or expected revenues or earnings. In determining the offering price, our board of directors considered the following factors, among others:

- The nature of our proposed business and their opinions on capital structure issues;

- The amount per share paid by our founders when they organized our company;

- The requirements of Rule 419 and the expected cost of conducting a reconfirmation offering; and

- The general economics of public shells transactions and general condition of the equity markets.

Many of these factors are inherently subjective and others are subject to change based on uncertain future events. Accordingly, the offering price of our shares must be considered arbitrary.

DILUTION

Dilution is a reduction in the tangible value of a purchaser's investment that is generally measured by the difference between the purchase price of a share of stock and the net tangible book value of that share after the purchase. The net tangible book value of a company is calculated by subtracting all intangible assets from its' stockholders' equity. This value, when divided by the number of shares outstanding, yields net tangible book value per share. Our net tangible book value at December 31, 2001 was $38,426, or approximately $0.02 per share.

The requirements of Rule 419 and the terms of this offering increase the complexity of our dilution calculation. A total of $135,000 in subscription proceeds will be left on deposit in the Rule 419 escrow, together with any interest earned during the offering period. On the closing date, our founders' will contribute $15,000 of their personal funds to the Rule 419 escrow. Therefore, the amount available for distribution to investors will equal or exceed the proceeds of this offering until we complete our reconfirmation offering. When we negotiate a business combination and complete our reconfirmation offering, the bulk of the business risk will shift to the cash investors. The following table illustrates the dilution to cash investors (a) upon completion of this offering and (b) upon completion of our reconfirmation offering:

| | After Offering (1) | | After Reconfirmation (1)(2) | |
	Total	Per Share	Total	Per Share
Net tangible book value at December 31, 2001	$ 38,426	$0.02	$ 38,426	$0.02
Increase attributable to this offering	6,574	$0.00	6,574	$0.00
Increase attributable to reconfirmation offering	—	—	150,000	$0.05
Pro forma net tangible book value	$ 45,000	$0.02	$195,000	$0.07
Rule 419 rescission rights of investors	$150,000	$0.25	$ —	—
Total net tangible book value of investment		$0.27		$0.07
Public offering price per share		$0.25		$0.25
Benefit (Dilution) to investors		$0.02		($0.18)

_____

(1) Based on 2,400,000 shares before the offering and 3,0000,000 shares after the offering.
(2) Does not give effect to (a) interest on the Rule 419 escrow, (b) assets acquired in a business combination, or (c) acquisition shares issued in a business combination.

The cash price per share to be paid by investors who accept the terms of our reconfirmation offering will be significantly greater than the cash price per share paid by our founders. The following table summarizes the differences in the number of shares purchased and the cash price paid by (a) our founders, and (b) the investors who accept the terms of our reconfirmation offering

| | Number of shares purchased | | Amount of cash invested in our company | | Cash price |
	Number	Percent	Amount	Percent	per share
Founders	2,400,000	80.00%	$193,636 (1)	56.35%	$0.08
Cash investors	600,000	20.00%	$150,000 (2)	43.65%	$0.25
Total	3,000,000	100.00%	$343,636	100.00%	$0.11

(1) The amount of cash invested by our founders equals the sum of (a) their $45,000 cash contribution to our company's capital, (b) the $115,062 in organization, operating and offering costs they have paid or agreed to pay as of December 31, 2001, (c) the $18,574 in additional offering costs they expect to pay before the completion of the offering, and (d) their $15,000 contribution to the Rule 419 escrow.
(2) Since the cash balance of the Rule 419 escrow will be sufficient to refund the entire proceeds of our initial public offering, investors will have no cash at risk until we complete our reconfirmation offering.

We cannot predict whether a business combination will ultimately result in dilution to our cash investors. If the target has a relatively weak balance sheet, a business combination may result in significant dilution. If a target has a relatively strong balance sheet, there may be no dilution. If appropriate, the prospectus for our reconfirmation offering will include a detailed dilution discussion.

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2001. The table also presents as adjusted information that gives retroactive effect to the completion of our public offering of shares for cash on an all or none basis. This data is qualified in its entirety by our financial statements.

	December 31, 2001 (Audited)	As adjusted for the proceeds of this offering
Common stock, $0.001 par value,		
25,000,000 shares authorized,		
2,400,000 shares at December 31, 2001,	$ 2,400	
3,000,000 shares after offering		$ 3,000
Preferred, $0.001 par value,		
5,000,000 shares authorized,		
no shares at December 31, 2001,	—	
no shares after offering		—
Additional paid-in capital	157,662	190,636 (1)
Deficit accumulated during development stage	(11,287)	(11,287)
Total stockholders' equity	$148,775	$182,349
Total capitalization	$148,275	$182,349

(1) Reflects $14,400 in additional paid-in capital from the proceeds of this offering and $18,574 in additional paid-in capital from the payment of estimated additional offering costs by our founders.

MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Financial Condition

We were incorporated in Delaware on December 1, 2000. Our founders contributed $45,000 in cash to our company and they own 2,400,000 shares of common stock. We are offering 600,000 shares of common stock for total cash proceeds of $150,000. In connection with the closing of our cash offering, $15,000 in offering proceeds will be released to us and the $135,000 balance will remain in the Rule 419 escrow.

Our business plan is based on the assumption that we will require $45,000 in cash to finance our proposed operations. Our company will pay a total of $15,000 in organization, operating and offering costs before we complete our cash offering. All excess organization, operating and offering costs will be paid our founders and accounted for as additional capital contributions. The following table presents summary information on the total organization, operating and offering costs incurred as of December 31, 2001, the anticipated costs to be incurred before we complete our cash offering, and allocation of such costs between our company and our founders:

	Paid by our company	Paid by our founders	Total costs incurred
Organization costs	$ 500	$ 6,715	$ 7,215
Operating costs through December 31, 2001	1,072	3,000	4,072
Offering costs through December 31, 2001	5,002	105,347	110,349
Anticipated additional operating costs	—	1,750	1,750
Anticipated additional offering costs	8,426	18,574	27,000
Totals	$15,000	$135,386	$150,386

We had $38,426 in cash at December 31, 2001. When $15,000 in offering proceeds has been released to us and we have paid $8,426 in additional offering costs, we will have a cash balance of approximately $45,000 available to finance our business operations.

Rule 419 Escrow

We are subject to the requirements of Rule 419 and $135,000 of the cash offering proceeds will be left on deposit in the Rule 419 escrow, together with any interest earned during the offering period. Our founders will contribute $15,000 in cash to the Rule 419 escrow on the closing date. Therefore the cash balance of the Rule 419 escrow will equal or exceed the total proceeds of our cash offering until we complete our reconfirmation offering.

Our cash offering will commence on the date of this prospectus and continue for 90 days. Our Certificate of Incorporation requires the board of directors to liquidate our company if we are unable to (a) negotiate a business combination within 15 months or (b) close a business combination within 17 months. All funds in the Rule 419 escrow must be distributed to investors if they are not released to us within 18 months. The following timeline illustrates the principal time constraints we will face in the implementation of our business plan.


Date of Prospectus
1st Post-Effective Amendment
Liquidation if No Closing
Closing Date of Offering
Liquidation if No Agreement
Rule 419 Deadline

Plan of Operations

We will have $45,000 in available cash after we complete this offering and pay our share of the expenses. We will use this cash to pay the costs of operating our company, investigating business opportunities, negotiating a business combination and preparing one or more post-effective amendments to our registration statement. We will pay our president a cash overhead allowance of $1,000 per month during the period between the closing date

of our cash offering and the completion of our reconfirmation offering. We will not pay any other compensation to our officers, but we will reimburse the reasonable out-of-pocket expenses they incur on our behalf.

We intend to request a reasonable due diligence fee before we begin a detailed investigation into the affairs of a potential target. There can be no assurance that any potential target will be willing to pay a due diligence fee, or that any due diligence fees we receive will be sufficient to offset the out-of-pocket costs incurred.

We believe our available cash will be adequate for our anticipated needs. Nevertheless, we may run out of money if a particular investigation requires significant technical expertise, or if we spend substantial amounts investigating an opportunity and then determine that the company is not a suitable target.

We will not satisfy SEC Rule 155 until 30 days after the completion of our reconfirmation offering. Therefore, we will be unable to augment our working capital by selling additional common stock in private placement transactions. While we have the corporate power to borrow money, credit is not likely to be available. Our officers and directors have no duty to loan money to our company. If we spend our available cash and are unable to obtain additional financing, we will be forced to abandon our business plan, liquidate our company and return the balance of the Rule 419 escrow to investors.

PROPOSED BUSINESS

We are a blank check company. Our business goal is to increase stockholder value by concluding a business combination where the expected market value of the stock of the combined companies will be greater than the offering price of our shares. We have not engaged in any substantive business activities to date and we have no specific plans to engage in any particular business in the future. We will not restrict our search for a target to any particular industry. Our business plan is entirely contingent on the success of this offering.

Overview of Shell Transactions

The two most common ways for a private company to "go public" are a traditional IPO or a business combination with a public shell. Most private companies that decide to go public do so because they need to raise capital. But financing is not the only reason that private companies decide to go public. Other reasons include:

- Creating an "alternative currency" (i.e. publicly traded shares) that can be used for acquisitions;

- Facilitating equity-based compensation, management succession and retirement planning;

- Facilitating estate planning by establishing a "market value" for a company; and

- Providing investment liquidity and preparing a foundation for future financing activities.

In cases where the primary motive is a current need for capital, we believe an IPO is preferable to a shell transaction. In other cases, we believe it is important for the management and owners of a private company to carefully consider the pros and cons of each alternative. The following table highlights some of the differences we believe a private company should consider before deciding between an IPO and a shell transaction.

Characteristics of IPO Market	Characteristics of Business Combination Market
An IPO usually generates substantial cash proceeds.	Business combinations do not usually generate substantial cash proceeds.
The IPO market can be "trendy," and if a company is not in a "hot" industry it can be difficult or impossible to conduct an IPO.	The business combination market is frequently less concerned with current trends.
Secondary markets develop rapidly, the markets are generally liquid and there is usually a good balance between sellers and buyers.	Secondary markets develop slowly, liquidity is often a problem and there are frequently more sellers than buyers.

The IPO market is very sensitive to current market conditions and deals are frequently aborted or delayed at a relatively late stage in the process.	The business combination market has less sensitivity to current market conditions and deals are less likely to be aborted or delayed in their final stages.
The IPO market has a high degree of visibility and companies that complete an IPO find it relatively easy to develop "institutional" interest in their stock.	The business combination market has relatively low visibility and companies frequently find it difficult to develop "institutional" interest in their stock.
Because of the competition and due diligence associated with the IPO process, companies that complete an IPO are often perceived as more substantial and credible.	Companies that engage in shell transactions are generally viewed with skepticism for an extended period of time.

The generic term "public shell" can be used to describe any existing company that ha (a) no substantial business activities, (b) a relatively large stockholder base, and (c) outstanding stock that may be lawfully resold by the holders. Within this broad definition, there are substantial variations in the structure, value and overall utility of public shells. The factors that are typically considered when evaluating a particular shell include:

Control Status	Public shells that can offer a controlling interest to the owners of a target are generally more desirable than shells that cannot implement a change in control.
Regulatory Status	Public shells that are registered with the SEC are generally more desirable than shells that will be required to register with the SEC at some future date.
1933 Act Registration	Public shells that can issue registered stock in connection with a business combination are generally more desirable than shells that can only issue restricted stock.
Trading Status	Public shells that are listed for trading or eligible for immediate listing are generally more desirable than shells that will be required to pursue a listing at a future date.
Available Resources	Public shells that have available resources, particularly cash resources, are generally more desirable than shells that have no available resources.
Prior Operations	Public shells that have no prior operations are generally more desirable than shells that have prior operations and the potential for contingent liabilities.
Stock Distribution	Public shells that have a substantial number of existing stockholders and a relatively even distribution of stock ownership are generally more desirable than shells that have a small number of stockholders, or a few stockholders who control large blocks of stock.

In developing a structure for our company, we have endeavored to maximize our competitive advantages and minimize our competitive disadvantages. If we successfully complete this offering, we believe our company will have a strong competitive position when compared with other available public shells. We can provide you no assurances, however, that potential targets will find our structure more desirable than competitive shells.

Information Requirements for Targets

Under Rule 419, we are required to file a post-effective amendment to our registration statement and conduct our reconfirmation offering to cash investors before we close a business combination transaction. In particular, Rule 419(e)(1) requires that the post effective amendment contain:

- The information specified by Form S-1 and the applicable Industry Guides;

- Audited balance sheets as of the end of the two most recently completed fiscal years and unaudited interim balance sheets for the dates specified in Regulation S-X;

- Audited statements of income and cash flow for the three most recently completed fiscal years and unaudited interim statements of income and cash flow for the periods specified in Regulation S-X; and

- Unaudited pro forma financial information on the combined companies.

We cannot effect a business combination with a target that is unable to provide the foregoing information. Our future SEC filings must comply with the requirements of Regulations S-K and S-X, which can be more complex than their counterparts under Regulation S-B. Therefore, the owners of a potential target may decide that added cost of regulatory compliance will make our company less desirable than a competing public shell.

Nasdaq Listing Standards

We believe the most likely business combination structure will involve a "reverse takeover" where we issue acquisition shares in exchange for the assets or the outstanding stock of the target. Upon the completion of a reverse takeover transaction, we expect that the former stockholders of the target will own a controlling interest in the combined companies. We believe our existing stockholders will be better served if they retain relatively small interest in a large company, as opposed to a relatively large interest in a small company. The reasons for this belief are numerous. First, we believe that the ongoing costs and expenses associated with reporting under the Exchange Act can be a significant burden for a small company. Second, we believe that larger companies are more likely to prosper than smaller companies. Third, we believe that larger companies are better suited to shell transactions than small companies. Finally, we believe that a substantial business combination transaction will be required to satisfy the minimum entry standards for the Nasdaq Stock Market or a national stock exchange. The following table summarizes the recently adopted quantitative listing standards for companies that want to list their securities on the Nasdaq Stock Market:

	Entry Standards for Nasdaq Market			
	SmallCap	**NMS**		
Operating history	1 year and	N/A	2 years and	N/A
Stockholders' equity	$5,000,000 or	$15,000,000	$30,000,000	N/A
Net income (2 of last 3 years)	$750,000 or	$1,000,000	N/A	N/A
Market capitalization	$50,000,000	N/A	N/A	$75,000,000 or
Total Assets	N/A	N/A	N/A	$75,000,000 and
Total Revenue		N/A	N/A	$75,000,000
Public float (shares)	1,000,000	1,100,000	1,100,000	1,100,000
Market value of float	$5,000,000	$8,000,000	$18,000,000	$20,000,000
Bid price	$4.00	$5.00	$5.00	$5.00
Number of stockholders	300	400	400	400
Active market makers	3	3	3	4
Corporate Governance	Yes	Yes	Yes	Yes

Since the size of the target will be the most important factor in determining the market where the stock of the combined companies will ultimately qualify for listing, management intends to use reasonable commercial efforts to identify and negotiate with the largest possible targets.

Selecting a Target and Structuring a Business Combination

We anticipate that our officers and a variety of unaffiliated sources will bring potential targets to our attention. Potential lead sources include broker-dealers, investment bankers, venture capitalists, attorneys and other members of the financial community, who may present solicited or unsolicited proposals. We will not enter into exclusive relationships with professional firms that specialize in business acquisitions. We may, however, agree to work with such firms on a non-exclusive basis.

Our registration statement includes 13,000,000 acquisition shares that we may offer to issue in connection with a business combination. It also includes 2,000,000 founders' shares that our officers may offer to resell to advisors to our company, owners of a target, participants in a business combination and others. Within these limits, our officers will have unlimited flexibility to structure a business combination and establish terms for the resale the founders' shares. In evaluating a potential target, our management will ordinarily consider the following factors, among others:

- The target's liquidity, financial condition and results of operation;

- The target's growth potential and future capital requirements;

- The nature, competitive position and market potential of the target's products, processes or services;

- The relative strengths and weaknesses of the target's intellectual property protection;

- The education, experience and abilities of management and key personnel;

- The regulatory environment within the target's industry; and

- The market performance of equity securities of similarly situated companies in the target's industry.

The foregoing is not an exhaustive list of the factors we may consider in our evaluation of potential targets. We will also consider other factors that our officers deem relevant under the circumstances. In evaluating a potential target, we intend to conduct a due diligence review that will include, among other things, meetings with management and key staff, inspection of properties and facilities, reviews of material contracts, financial statements and projections, and any other matters that we believe are relevant under the circumstances.

The time, effort and expense required to evaluate a target and negotiate a business combination cannot be predicted with any degree of accuracy. We do not have any full-time employees. Our executive officers act as part-time employees but are not required to devote any specific amount of time to our business. If our officers do not devote adequate time to investigation, due diligence and negotiations, we may be unable to identify a suitable target, negotiate a business combination and comply with the requirements of Rule 419 in a timely manner.

We will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us, the target and the stockholders of both companies. We cannot assure you, however, that the Internal Revenue Service or any state tax authority will agree with our tax treatment of the business combination.

Limited Ability to Evaluate Successor Management

We intend to evaluate the management of a potential target when considering the desirability of a business combination. However, we cannot assure you that our assessment of the skills, qualifications and abilities of management will prove to be correct. Therefore, we cannot assure you that a target's management will possess the particular skills, qualifications and abilities required to effectively manage a public company.

We may require the target to recruit additional personnel to supplement its current management team. We cannot assure you that a potential target will have the ability to recruit additional managers, or that any new management team members that are recruited will have the requisite skills, knowledge or experience.

While it is possible that one or more of our officers will remain involved in the affairs of the combined companies, it is unlikely that any of them will have ongoing executive or board level authority. While our officers have significant experience in a variety of industries, we cannot assure you that our officers will have significant experience or knowledge relating to the operations of a particular target.

Our post-effective amendment and the final prospectus will include summary information on the identity, education and experience of the officers, directors and key personnel of the target.

Business Diversification is Unlikely

Under Rule 419, we will be required to file our post-effective amendment and deliver a final prospectus to investors as soon as we negotiate a business combination where the fair value of the business to be acquired exceeds $3,120,000, calculated as 80% of the offering proceeds from the sale of the maximum number of shares included in our registration statement. Since we intend to issue acquisition shares in connection with a business combination, any substantial acquisition is almost certain to result in a change in control. Therefore, we will probably not be in a position to make multiple acquisitions.

We will probably not be able to diversify our operations or benefit from the spreading of risks or offsetting of losses. We will probably be dependent upon the development or market acceptance of a single or limited number of products, processes or services. Our probable lack of diversification may subject us to a variety of economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact on our future business. Accordingly, there is no assurance that our future operations will be commercially viable.

Valuation of Targets

Our board of directors intends to apply established metrics that are generally used in the financial community to determine the value of a target and negotiate the terms of a business combination. Our board of directors will ordinarily begin its evaluation of a target using the following objective factors, among others:

- The target's actual and projected sales;

- The target's actual and projected results of operations and cash flow; and

- The book value of the target's assets.

In most cases, our board of directors will also consider a variety of subjective factors that can have a positive or negative impact on valuation decisions, including:

- Overall conditions in the target's industry and the target's competitive position within its industry;

- The relative strengths and weaknesses of the target's business development plans;

- The market capitalization of similarly situated public companies; and

- The relative strengths and weaknesses of the target, compared with similarly situated public companies.

Based on their analysis, our board of directors will reach a conclusion concerning the fair market value of a target. It will then attempt to negotiate a business combination that maximizes stockholder value. The board of directors may retain independent experts to assist in the evaluation of a target but it is not required to do so.

The valuation of a potential target is an inherently subjective process that is subject to a substantial degree of risk and uncertainty. Our officers and directors are not experts in investment banking or the evaluation of businesses. We can give you no assurance that our officers and directors will be able to accurately assess the fair market value of a particular target. We can give you no assurance that our officers and directors will be able to negotiate a business combination on terms that are advantageous to our stockholders. If a business combination is concluded, we can give you no assurance that the stock of the combined companies will ever achieve a market price that is in line with the value determined by our board of directors.

No Right to Approve Specific Terms

We do not intend to provide information to our stockholders regarding potential targets being considered by management. Our officers will have the necessary executive and equity voting power to unilaterally approve all corporate actions until we negotiate a business combination. As a result, investors in this offering will have no effective voice in decisions made by management and will be entirely dependent on management's judgment in the selection of a target and the negotiation of the specific terms of a business combination.

Under Delaware law, the stockholders of a corporation are not entitled to vote with respect to a stock issuance transaction that does not involve a statutory merger, even if the transaction will result in a change in control. We presently intend to structure a business combination as an exchange of stock in our company for the assets or outstanding stock of a target. Since we do not intend to conduct a statutory merger with a target, we do not intend to seek prior stockholder approval of the terms of a proposed business combination.

Rule 419 will not give stockholders voting rights that they do not otherwise possess under Delaware law. If we successfully negotiate a business combination, the transaction will be presented to our stockholders as an integrated whole. Each investor will then be required to make an independent decision about whether he wants to remain a stockholder. Investors who do not confirm their intent to remain stockholders of our company will automatically receive a refund of their pro rata share of the escrow funds. If a sufficient number of investors reconfirm their subscriptions, we will proceed to a closing of the business combination.

Rule 419 does not require that a minimum percentage of the investors in this offering reconfirm their subscriptions. Instead, Rule 419 leaves that issue to negotiations between our company and the target. Since the funds on deposit in the Rule 419 escrow are not expected to be sufficient to finance the ongoing operations of the combined companies, it is possible that the target will decide that the funds are a relatively unimportant part of the overall transaction. Under these circumstances, a proposed business combination could provide for a relatively low reconfirmation threshold and investors will not necessarily be able to rely on the collective business judgment of a large number of investors in making their reconfirmation decisions.

Competition

We expect to encounter intense competition from other entities that have a similar business objective. Some potential competitors have significant cash resources that will be available for use following a business combination. Others have outstanding warrants that can be expected to generate substantial cash for future operations. In addition, many of our potential competitors possess more experienced management teams and greater technical, human and other resources than we do. The inherent limitations on our competitive position may give others an advantage in pursuing the acquisition of a target. Further, our obligation to file a post-effective amendment and conduct a reconfirmation offering will probably delay the completion of a transaction. This obligation may place us at a competitive disadvantage in negotiating a business combination.

Finders' Fees

If our company or the target agrees to pay cash finders' fees, the payments will reduce the cash resources of the combined companies. If our company or the target agrees to pay stock-based finders' fees, the stock issuances will reduce the number of shares that would otherwise be available to the owners of a target. Therefore, we believe the target should participate in all decisions respecting the payment of finders' fees. Accordingly, we will not agree to pay any finder's fees or similar compensation without the express consent of the target.

We will not pay finders' fees, commissions or similar compensation to our officers or their respective affiliates. We will not pay any finders' fees, commissions or similar compensation to persons who are not duly licensed broker-dealers without first obtaining an opinion of qualified legal counsel that registration is not required under circumstances. The prospectus for our reconfirmation offering will include detailed disclosure of all agreements involving the direct or indirect payment of finders' fees, commissions or similar compensation.

Facilities, Employees and Administration of Our Affairs

We do not have any office facilities of our own and do not intend to establish separate office facilities until we complete a business combination. We do not own any equipment and do not intend to purchase or lease any equipment until we complete a business combination.

We do not have any full-time employees. Our four executive officers act as part-time employees but they are not required to devote any specific amount of time to our business. We do not intend to hire any full-time employees until we complete a business combination.

Sally A. Fonner, our president, will provide certain facilities and administrative services for our company. Under the terms of her employment agreement, Ms. Fonner will (a) provide all necessary office facilities and equipment, (b) manage our day-to-day operations, and (c) manage our accounting and reporting functions in return for an overhead allowance of $1,000 per month. If we require facilities or services that are beyond the capabilities of Ms. Fonner, they will be contracted for and paid by our company. We believe that the facilities and services to be provided by Ms. Fonner will be adequate for our needs until we complete a business combination.

Periodic Reporting and Audited Financial Statements

We have filed a Form S-1 registration statement for this offering. We have also registered our common stock under the Securities Exchange Act of 1934. Therefore, the combined companies will be required to file annual and quarterly reports, proxy statements and other reports with the SEC. In addition, Rule 419(f)(1) will require the combined companies to furnish stockholders audited financial statements for the first full fiscal year of operations following consummation of a business combination.

No Established Public Market

There has never been a public market for our shares. Investors will not receive their stock certificates or be permitted to sell our shares until we negotiate a business combination and comply with the disclosure, reconfirmation and closing requirements of Rule 419. After the closing of a business combination, we expect that the shares of the combined companies will be eligible for quotation on the OTC Bulletin Board, an automated inter-dealer quotation system for equity securities operated by the NASD. There is no assurance that an active trading market for the stock of the combined companies will ever develop. If a public market for the shares develops, it is likely to be illiquid and volatile. If large quantities of the shares are offered for sale at the same time, it will be difficult to maintain a stable market and the price is likely to fall. We believe the limitations on the number of shares that will be sold to a particular investor will help to minimize market volatility.

MANAGEMENT

The following table identifies our directors and executive officers.

Name	Age	Position
Sally A. Fonner	52	President
Mark R. Dolan	50	Executive Vice President, Director
John L. Petersen	49	General Counsel, Director
Rachel A. Fefer	38	Secretary/Treasurer, Director

The following is a brief account of the business experience of each of our directors and executive officers.

Ms. Sally A. Fonner has served as president of our company since inception. It is anticipated that Ms. Fonner will continue to serve as an officer of our company until we complete a business combination. Ms. Fonner is not a full-time employee of our company and is not required to devote any specific amount of time to our business. Ms. Fonner graduated from Stephens University in 1969 with a Bachelor of Arts degree in Social Systems. After a stint in the private sector, she returned to further her education and earned her MBA degree from the Executive Program of the University of Illinois in 1979. During the past five years Ms. Fonner has served as an officer and director and managed the business affairs of five inactive and insolvent public companies that ultimately engaged in business combination transactions with privately held companies. The following table identifies the five public companies that have been managed by Ms. Fonner during the last five years and provides summary information on the time periods for which she served as an officer and director.

Company Name	Term as an officer	Term as a director
eNote.com, Inc.	June 1998 to April 1999	June 1998 to November 1999
Telemetrix, Inc.	July 1997 to April 1999	July 1997 to April 1999
Dupont Direct Financial Holdings, Inc.	June 1998 to April 1999	June 1998 to March 2000
Liberty Group Holdings, Inc.	March 1997 to November 1999	March 1997 to December 1999
Yifan Communications, Inc.	March 2000 to July 2000	March 2000 to March 2001

Since 1996, Ms. Fonner has been the sole officer, director and stockholder of Capston Network Company; a corporation that performed administrative services for the public companies identified above and subsequently suspended its operations. At the date of this prospectus, Ms. Fonner is not an officer, director or principal stockholder of any other company with a class of securities registered under section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act.

Mr. Mark R. Dolan is a founder of our company and has served as executive vice president and a member of our board of directors since inception. It is presently anticipated that Mr. Dolan will continue to serve as an officer and director of our company until we complete a business combination. Mr. Dolan is not a full-time employee of our company and is not required to devote any specific amount of time to our business. Mr. Dolan has been actively engaged in the practice of law for 15 years. He is a member of the Florida Bar Association and practices in the areas of corporate and intellectual property law, First Amendment law and commercial litigation. Mr. Dolan has been employed by Mark R. Dolan, PA., of Tampa, Florida since June 1998. From April 1996 to June 1998, Mr. Dolan was an employee and stockholder of Lirot-Dolan, P.A., of Tampa, Florida. Since April 2001, Mr. Dolan has served as secretary and general counsel of Yseek, Inc., a publicly held Internet technology company based in Tampa, Florida. Mr. Dolan is also a member of Yseek's board. Mr. Dolan is a 1983 graduate of the Wayne State University College of Law and a 1977 honors graduate of Michigan State University.

Mr. John L. Petersen is a founder of our company and has served as general counsel and a member of our board of directors since inception. It is presently anticipated that Mr. Petersen will continue to serve as an officer and director of our company until we complete a business combination. Mr. Petersen has been a resident of Barberêche, Switzerland since January 1998 and is not a full-time employee of our company. Mr. Petersen is not required to devote any specific amount of time to our business. Mr. Petersen has been principally engaged in the practice of law for 20 years. He is a member of the Texas Bar Association and practices in the areas of securities and corporate law where he focuses on the corporate finance needs of entrepreneurial companies. Since April 1999, Mr. Petersen has been a partner in the law firm of Petersen & Fefer, Barberêche, Switzerland. From January 1995 to April 1999, he was a self-employed solo practitioner. Mr. Petersen is a 1976 graduate of the College of Business Administration at Arizona State University and a 1979 graduate of the Notre Dame Law School. Mr. Petersen was admitted to the State Bar of Texas in May 1980 and received his license to practice as a Certified Public Accountant in March 1981.

From March 1993 through December 1994, Mr. Petersen was an officer and director of WRT Energy Corporation, a company he initially represented as securities counsel. In February of 1995, two months after Mr. Petersen's resignation, WRT Energy completed a $100,000,000 high yield debt offering. As a result of subsequent downturns in the oil and gas market and the high interest costs associated with its debt securities, WRT Energy ultimately sought protection under Chapter 11 of the Bankruptcy Act in February 1996. As a result of substantial personal losses he sustained as a stockholder of WRT Energy, Mr. Petersen sought personal protection under Chapter 7 of the Bankruptcy Act in May 1997.

Ms. Rachel A. Fefer is a founder of our company and has served as secretary/treasurer and a member of our board of directors since inception. It is presently anticipated that Ms. Fefer will continue to serve as a director of our company until we complete a business combination. Ms. Fefer has been a resident of Barberêche, Switzerland since April 1999 and is not a full-time employee of our company. Ms. Fefer is not required to devote any specific amount of time to our business. Ms. Fefer has been actively engaged in the practice of law for 12 years. She is a member of the Texas Bar Association and specializes in the areas of corporate law and commercial litigation. Ms. Fefer has been a partner in the law firm of Petersen & Fefer since April 1999. From September 1997 to April 1999, Ms. Fefer was an employee of Rachel A. Fefer, PC, Houston, Texas. Previously, she worked as an associate in the firm of Fouts & Moore, LLP, of Houston, Texas for 9 years. Ms. Fefer is a 1988 Graduate of the University of Texas Law School and a 1985 graduate (magna cum laude) of the School of Computer Science at the University of North Texas.

John L. Petersen and Rachel A. Fefer are husband and wife, and practice law together as partners in the firm of Petersen & Fefer, Barberêche, Switzerland.

Board Structure

Our certificate of incorporation provides that the board of directors may fix the number of directors by resolution. Our current board consists of three members. We do not have an audit committee or a compensation committee and do not intend to create any board committees until after the completion of our reconfirmation offering. All of our current directors were elected in connection with the organization of our company. The terms of our current directors will expire on the date of our next annual meeting of stockholders, which is scheduled for June 11, 2003. Until we effect a business combination, our current board members will have sufficient voting power to re-elect themselves as directors without the approval or consent of the other stockholders.

Compensation of Officers and Directors

No cash compensation was awarded to, earned by or paid to any of our officers and directors during the period from inception through December 31, 2001. As described elsewhere this prospectus, Ms. Fonner received 600,000 shares of common stock in connection with certain transactions that we effected in December 2001.

Ms. Fonner will receive an overhead allowance of $1,000 per month during the period between the date of this prospectus and the closing of a business combination.

Each of our officers and directors will be reimbursed for the out-of-pocket expenses they incur on our behalf. There is no limit on the amount of allowable expense reimbursements and there will be no review of the reasonableness of such expenses by anyone other than our board of directors.

Each of our officers will offer to resell a portion of their founders' shares in connection with a business combination.

Except for (a) Ms. Fonner's cash overhead allowance, (b) the expense reimbursements, and (c) the potential profit from the resale of founder's shares, no compensation will be awarded to, earned by or paid to any officer until we complete a reconfirmation offering. Our officers and their respective affiliates may not receive any direct or indirect compensation from a target, or any officer, director, affiliate or associate of a target in connection with a business combination. A detailed accounting of all overhead allowances, expense reimbursements and other related party transactions will be included in our post-effective amendment and the related prospectus.

Incentive Stock Plan

Our founders adopted our 2000 Incentive Stock Plan in connection with the organization of our company. Under the terms of the plan, we are authorized to grant incentive awards for an indeterminate number of shares that will be equal to the lesser of 750,000 shares, or 10% of our outstanding common stock immediately after the closing of a business combination. No incentive awards may be granted until after the closing of a business combination. No incentive awards may be granted to our officers unless that person becomes a full-time employee of the combined companies.

The plan provides for the grant of incentive awards to full-time employees of the combined companies who are not eligible to receive awards under the terms of their employment contract or another specialty plan. Except for the requirement that all participants be full-time employees, the combined companies will have absolute discretion in deciding who will receive awards and the terms of such awards.

The plan provides for the grant of (i) incentive stock options, (ii) non-qualified stock options, (iii) shares of restricted stock, (iv) shares of phantom stock, and (v) stock bonuses. In addition, the plan will allow the combined companies to grant cash bonuses payable when an employee is required to recognize income for federal income tax purposes because of the vesting of shares of restricted stock or the grant of a stock bonus.

The exercise price of incentive stock options must be equal to the fair market value of such shares on the date of the grant or, in the case of incentive stock options granted to the holder of more than 10% of our common stock, at least 110% of the fair market value of such shares on the date of the grant. The maximum exercise period for incentive stock options is ten years from the date of grant, or five years in the case of an individual owning more than 10% of our common stock. The aggregate fair market value determined at the date of the option grant, of shares with respect to which incentive stock options are exercisable for the first time by the holder of the option during any calendar year, shall not exceed $100,000.

Upon completion of a business combination, the combined companies will need to appoint a committee to administer the plan. In general, the committee must consist two or more directors, each of whom is a "non-employee director" as defined in Rule 16b-3(b)(3). The committee will decide which employees will receive incentive awards, the type of award to be granted and the number of shares covered by the award. The committee will also determine the exercise prices, expiration dates and other features of awards. The committee will be authorized to interpret the terms of the plan and to adopt any administrative procedures it deems necessary. All decisions of the committee will be binding on all parties. The combined companies will indemnify each member of the committee for good faith actions taken in connection with the administration of the plan.

The board of directors may adopt administrative amendments to the plan without stockholder consent. The board may not, however, (i) increase the number of shares subject to the plan, (ii) materially increase the benefits accruing to holders of incentive awards, or (iii) materially modify the eligibility requirements.

Potential Conflicts of Interest

While none of our officers are affiliated with or involved in any other blank check companies or public shells at the date of this prospectus, investors should be aware of the following potential conflicts of interest:

- Our officers are not full-time employees of our company and they are not required to devote any specific amount of time to our business.

- Our officers are actively involved in other business pursuits and will face conflicts of interest in allocating their time between our affairs and their other business interests.

- Our officers may become affiliated with other entities, including blank check companies and public shells, which propose to engage in business activities similar to ours.

- Our officers may have fiduciary obligations to more than one entity. In such an event they might be obligated to present a single opportunity to multiple entities.

- Each of our officers is also an owner of founders' shares that will probably be offered for sale to third parties in connection with a business combination. Therefore, it is likely that:

  - A business combination will result in a series of related transactions where our company receives property for the acquisition shares but our officers receive cash for their founders' shares; and

  - Our officers may face a significant conflict of interest if the owners of two similarly situated targets offer different prices for the founders' shares, or if the owners of a relatively weak target are willing to pay a higher price for the founders' shares than the owners of a stronger target.

We cannot assure you that any of the potential conflicts mentioned above would be resolved in our favor.

In general, officers and directors of a Delaware corporation are obligated to act in a manner that is in, or not opposed to, the best interests of the stockholders. In particular, under the Delaware corporate opportunity doctrine, officers and directors are required to bring business opportunities to the attention of a corporation if:

- Such corporation could financially undertake the opportunity;

- The opportunity is within the corporation's line of business; and

- It would be unfair to the corporation and the stockholders if the officers and directors failed to bring the opportunity to the attention of the corporation.

To minimize potential conflicts of interest arising from multiple corporate affiliations, each of our officers has agreed to present to us, prior to presentation to any other entity, any business opportunity which, under Delaware law, may reasonably be required to be presented to us, until we agree to a business combination.

Prior Involvement in Shell Transactions

None of our officers has ever been involved in a "blank check company" that was subject to Rule 419. Nevertheless, Sally A. Fonner, our president, has previously served as the sole officer and director of five inactive and insolvent public shells that restructured their affairs and effected business combinations with private companies. In connection with her management of each of these companies, Ms. Fonner:

- Filed the certificates necessary to restore valid corporate existence under state law;

- Restored dormant relationships with transfer agents, the Depository Trust Company, brokerage firms and depository institutions that held shares in street name for the benefit of existing stockholders;

- Filed the necessary State and Federal tax returns, and brought the companies into compliance with respect to their SEC reporting obligations;

- Solicited proxies and obtained stockholder approval of plans to restructure the business affairs, debts and capital of the companies; and

- Implemented the restructuring plans and ultimately negotiated and closed a business combination with a private company identified and selected by her.

Summary information on these transactions is set forth below:

Name of combined companies	eNote.com, Inc.	Telemetrix, Inc.	Liberty Group Holdings, Inc.	Dupont Direct Financial Holdings, Inc.	Yifan Communications, Inc.
Original name of the shell company	Webcor Electronics, Inc.	Arnox Corporation	Bio Response, Inc.	Marci International Imports, Inc.	Smart Games Interactive, Inc.
Inactive since	1989-Bankrupt	1989-Bankrupt	1989-Bankrupt	1989-Bankrupt	1997-Insolvent
Name of target company	Navis Technologies, Ltd.	Tracy Corp. II and Telemetrix Resource Group	Liberty Food Group, Ltd.	Wavecount, Inc.	Yifan.com, Inc.
Business of combined companies	TV-based Internet access appliance	GSM-based data transmission and reporting	Specialty food products wholesaler	Brokerage and financial services	Chinese language Internet portal
Closing date	4/7/1999	4/7/1999	11/23/1999	1/28/2000	7/31/2000
Cash Fees paid by target (1)(2)	$250,000 (3)	$125,000	$75,000	$150,000 (4)	$350,000
Shares held by original public stockholders	540,000 3.60%	300,000 2.33%	300,000 4.71%	300,000 4.20%	316,206 2.43%
Total Shares purchased by Ms. Fonner	740 (5)	87 (5)	63 (5)	111 (5)	462,500 (6)(7)
Shares issued to Ms. Fonner and her advisors	740,000 (7)(8) 4.93%	450, 000 (7)(8) 3.50%	450, 000 (7)(8) 7.84%	450, 000 (7)(8) 6.29%	33,794 (8)(9) 3.82%
Shares issued to target and its advisors	13,720,000 91.47%	12,117,000 94.17%	5,575,000 87.45%	6,400,000 89.51%	12,174,671 93.75%
OTC Symbol	ENOT	TLXT	LGHI	DIRX	YIFN
Listing date	5/18/1999	4/8/1999	4/25/2000	2/10/2000	8/1/2000
52-week Trading Range	$0.25 Worthless	$2.22 $0.12	Worthless Worthless	$1.75 $0.38	$0.51 $0.10
Recent bid (02/08/02)	De-listed (05/23/01)	$0.15	De-listed (01/02/01)	$0.83	$0.15

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(1) In connection with the prior transactions, the target and/or its principal stockholders paid cash M&A fees to Ms. Fonner and her affiliates. No M&A fees may be paid to any of our officers or their respective affiliates.

(2)   The table does not include information on the profits received by Ms. Fonner, her affiliates and her advisors from the resale of shares held by them. Given the nature of the relationships between Ms. Fonner and her non-affiliated advisors, it would be impractical to provide such information.

(3)   In connection with the eNote.com transaction, $100,000 of the cash M&A fee was paid to third-party finders.

(4)   In connection with the Dupont transaction, $10,000 of the cash M&A fee was paid to third-party finders.

(5)   Before beginning her activities with respect to Webcor, Arnox, Bio Response and Marci, Ms. Fonner purchased between 800 and 5,000 shares for nominal consideration in open market transactions. The numbers in the table give retroactive effect to the reverse splits implemented by these companies. Except for these initial purchases, Ms. Fonner and her affiliates did not purchase any of the outstanding shares and she believes that none of her advisors purchased any outstanding shares.

(6)   In March 2000, a private investor purchased a majority interest in Smart Games by contributing $75,000 in cash to the company in exchange for 375,000 shares of common stock. The investor then appointed Ms. Fonner to serve as the company's sole director. Thereafter, Ms. Fonner contributed an additional $48,286 in cash to the company in exchange for 87,500 shares of common stock. All contributed funds were used to settle the company's debts and pay the third-party costs associated with the reorganization.

(7)   The reorganization plans for Webcor, Arnox, Bio Response and Marci each provided that Ms. Fonner and her advisors would receive newly issued shares of common stock as compensation for services rendered. The numbers presented in the table include all shares issued to Ms. Fonner and her affiliates and advisors.

(8)   The bulk of the shares issued to or purchased by Ms. Fonner and her affiliates and advisors were ultimately allocated to unaffiliated third-party advisors. The following summarizes the number of shares retained by Ms. Fonner and her affiliates in connection with the transactions identified above.

eNote.com, Inc.	180,600 shares
Telemetrix, Inc.	110,500 shares
Liberty Group Holdings, Inc.	69,520 shares
Dupont Direct Financial Holdings, Inc.	96,400 shares
Yifan Communications, Inc.	68,115 shares

(9)   After the closing of the Yifan transaction, Ms. Fonner entered into a 1-year personal services contract with that company which provided for the issuance of 180,000 additional shares of common stock.

In each of Ms. Fonner's prior transactions, the stock of the combined companies only qualified for listing on the OTC Bulletin Board. In each these transactions, the market price has been highly volatile, and the market has not been active, liquid or sustained. eNote.com and Liberty Group Holdings were ultimately de-listed from the OTC Bulletin Board for failure to file their required Exchange Act reports in a timely manner.

Even if we are successful in completing a business combination, it is likely that our ultimate business goal of achieving an active, liquid, stable and sustained public market for our common stock will not be achieved. Investors are encouraged to independently review the available public information, including SEC reports, press releases and historical trading data, on the prior transactions effected by Ms. Fonner.

Detailed information on Ms. Fonner's activities with respect to these companies is included in the proxy statements and other SEC reports filed both before and after the business combinations. Additional information, including press releases and the trading history of these companies is available from other public sources. Investors are encouraged to independently review the available public information on the companies that were previously managed by Ms. Fonner.

Indemnification of Officers and Directors

We have included a provision in our Certificate of Incorporation to indemnify our officers and directors against liability for monetary damages for breach or alleged breach of their duties as officers or directors, other than in cases of fraud or other willful misconduct. Our bylaws provide that we will indemnify our officers and directors and may indemnify our other employees and agents to the maximum extent permitted by Delaware law. In addition, our bylaws provide that we will advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing, we have been advised that the SEC believes such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDERS

The following table contains information on the ownership of our stock at December 31, 2001. The table also presents two pro forma cases that (a) give immediate effect to the completion of our public offering of shares for cash; and (b) give immediate effect to the issuance of 13,000,000 acquisition shares and the resale of 2,000,000 founders' shares in connection with a business combination. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to the shares owned by them. The table identifies:

- Each person known by us to be the owner of more than 5% of the outstanding shares of common stock;

- Each of our officers and directors; and

- All our officers and directors as a group.

Name and Address of Beneficial Owner	Before This Offering		After This Offering (1)		After Combination (2)	
	Shares	Percent	Shares	Percent	Shares	Percent
John L. Petersen (3)(4)(5)	1,200,000	50.00%	1,200,000	40.00%	200,000	1.25%
Rachel A. Fefer (3)(4)(5)	1,200,000	50.00%	1,200,000	40.00%	200,000	1.25%
Mark R. Dolan (6)	600,000	25.00%	600,000	20.00%	100,000	0.63%
Sally A. Fonner (7)	600,000	25.00%	600,000	20.00%	100,000	0.63%
All Officers and Directors as a group (four persons)	2,400,000	100.00%	2,400,000	80.00%	600,000	2.50%

(1) Gives effect to the sale of 600,000 shares to cash investors.
(2) Assumes that all 2,000,000 founders' shares will be sold to persons who act as advisors to our company or are otherwise involved in a business combination.
(3) Château de Barberêche, Switzerland 1783 Barberêche.
(4) Mr. Petersen and Ms. Fefer are husband and wife and each of them may be deemed to be the beneficial owner of shares held by the other.
(5) Mr. Petersen and Ms. Fefer each have sole investment power and sole voting power over the shares registered in their name and disclaims beneficial ownership of the shares held by the other.
(6) 1268 Bayshore Blvd., Dunedin, Florida 34698.
(7) 112 East Street, Suite B, Tampa, Florida 33602.

Each of our company's officers may be deemed to be a "promoter" of our company as that term is defined in Rule 12b-2 of the General Rules of the Securities and Exchange Commission promulgated under the Securities Exchange Act of 1934.

CERTAIN TRANSACTIONS

In connection with the organization of our company, Mr. Dolan, Mr. Petersen and Ms. Fefer each purchased 500,000 shares of common stock for cash at a price of $0.03 per share. Concurrently, they engaged Capston Network Company, a corporation owned by Ms. Fonner, to administer our day-to-day business affairs and provide office facilities and administrative services. A tri-lateral administration agreement between our company, our founding stockholders and Capston provided that each of our founding stockholders would pay Capston a portion of any cash proceeds received from the resale of their founders' shares.

In December 2001, we renegotiated Ms. Fonner's employment agreement and terminated the agreement with Capston. Concurrently, Mr. Dolan, Mr. Petersen and Ms. Fefer each transferred 125,000 shares of our common stock to Ms. Fonner. Since Capston and Ms. Fonner had a fixed and determinable economic interest in the founders' shares that was expected to exceed 25% of the sale proceeds, the transferred shares were valued at $0.03 per share for accounting purposes. We recognized $3,000 in non-cash general and administrative expense and $8,250 in non-cash deferred offering costs for the year ended December 31, 2001.

Immediately after the transfer of the founders' shares to Ms. Fonner, we adjusted our capitalization by implementing three share for five stock dividend that increased the number of outstanding shares to 2,400,000, or 600,000 shares for each of our officers.

John L. Petersen is the author of our registration statement, which was substantially complete and reduced to a tangible medium of expression before our company was incorporated. Accordingly, the law firm of Petersen & Fefer has claimed copyright ownership with respect to our registration statement and this prospectus. In December 2001, the law firm of Petersen & Fefer filed a provisional patent application relating to certain business processes and methods disclosed in our registration statement. Our company has entered into a royalty-free intellectual property license with Petersen & Fefer that gives us the unrestricted right to use their copyright, patent and other intellectual property rights for the purpose of publishing this prospectus and certain derivative works, and implementing the business plan described herein. The license includes the unrestricted right to reproduce and distribute copies of this prospectus, any post-effective amendments, and any subsequent reports under the Exchange Act. All other intellectual property rights are reserved.

At December 31, 2001, Mr. Petersen and Ms. Fefer had paid or agreed to pay $6,715 in organization costs and $105,347 in offering costs. We are not obligated to reimburse these organization and offering costs. All such payments have been accounted for as additional capital contributions.

In connection with the closing of this offering, Mark Dolan will contribute $15,000 of his personal funds to the Rule 419 escrow. Mr. Dolan will not be entitled to reimbursement for such contribution, either from the Rule 419 escrow or from our company. When we have completed our reconfirmation offering and the escrow agent has mailed refund checks to all investors who do not reconfirm their investments, any remaining funds in the Rule 419 escrow will be released to our company and accounted for as additional capital contributions.

If the founders' shares are sold in connection with a business combination, the selling stockholders intend to pool their cash proceeds, reimburse their respective out of pocket investments and then share the remaining proceeds, if any, on a proportional basis. This settle-up procedure will have no impact on our company.

All future transactions between us and any of our officers or their respective affiliates will be on terms that we believe are no less favorable than the terms that could have been negotiated with unaffiliated third parties. All related party transactions will require prior approval from a majority of our disinterested directors.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 25,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. As of the date of this prospectus, 2,400,000 shares of common stock are outstanding, held of record by 4 persons. No shares of preferred stock are currently outstanding.

After the completion of a business combination, we will have at least 9,000,000 shares of authorized and unissued common stock and 5,000,000 shares of authorized and unissued preferred stock. These authorized and unissued shares may be issued without stockholder approval at any time, in the sole discretion of our board of directors. The authorized and unissued shares may be issued for cash, to acquire property or for any other purpose that is deemed in the best interests of our company. Any decision to issue additional shares will reduce the percentage of our stockholders' equity held by the purchasers of the shares and could result in dilution of our net tangible book value.

Common Stock

Our stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive dividends when, as and if declared by our board out of funds legally available. In the event of our liquidation, dissolution or winding up, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Our stockholders have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 5,000,000 shares of a blank check preferred stock. Our board of directors will have the power to establish the designation, rights and preferences of any preferred stock we issue in the future. Accordingly, our board of directors has the power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. Subject to the directors' duty to act in the best interest of our company, shares of preferred stock can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Although we have no present plans to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. We do not intend to issue preferred stock to effect a business combination.

Dividend Policy

We have never paid cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. Our company is not likely to pay cash dividends for an extended period of time, if ever. You should not subscribe to purchase our shares if you require current income from your investments.

Status of Shares Delivered to Escrow Agent

Under §152 of the General Corporation Law of the State of Delaware, the shares sold to investors and delivered to the Rule 419 escrow will be legally issued, fully paid and nonassessable upon issuance. The shares will, however, remain subject to the contingent additional payment provisions of the subscription agreement until we complete our reconfirmation offering and close a business combination transaction. The cash in the Rule 419 escrow will not be an asset of our company until after the reconfirmation offering.

Resale Limitations for Investors

You will not be able to sell, pledge or otherwise transfer your shares, or any interest therein, until we have completed our reconfirmation offering and the escrow agent has mailed your stock certificates to you. In addition, the subscription agreement requires each investor to retain ownership of at least 100 shares until the earlier of (a) six months after the completion of a business combination, or (b) the listing of the stock of the combined companies on the Nasdaq system. When our shares are released from the Rule 419 escrow, you will receive one stock certificate for 100 shares and a second for the balance of your shares. The certificate for 100 shares will be imprinted with a legend that describes the applicable resale limitations.

Transfer Agent

We do not intend to retain a third-party transfer agent for our shares until we have negotiated a business combination. Information on the company that is ultimately selected to serve as our transfer agent will be included in the prospectus for our reconfirmation offering.

PLAN OF DISTRIBUTION

Self-Underwritten Offering

This is a "self-underwritten" offering. That means our current officers will conduct the offering without the assistance of a professional underwriter. In particular:

- Mark R. Dolan, our executive vice president, will have the primary responsibility for offering our shares to cash investors who are U.S. citizens or residents;

- Sally A. Fonner, our president, will have the primary responsibility for negotiations with the officers and directors of potential U.S. based targets; and

- John L. Petersen and Rachel A. Fefer will share primary responsibility for offering our shares to foreign investors, and for negotiations with the officers and directors of potential foreign targets.

Our current officers are the only individuals who will offer our shares to cash investors and participate in negotiations with the officers and directors of potential targets. If we are able to identify a suitable target and negotiate a proposed business combination, established standards of care in connection with securities offerings will generally require the target's management to assume control over the reconfirmation offering. Therefore, our current officers will probably not be able to establish solicitation policies, or be permitted to engage in solicitation activities, in connection with (a) our offering of acquisition shares to the stockholders of a target, or (b) our reconfirmation offering to cash investors. Our officers and their affiliates will not receive any selling commissions, finders' fees or other remuneration in connection with this offering.

On the effective date of our registration statement, or as soon thereafter as practicable, we intend to print approximately 2,000 copies of this prospectus. Thereafter, our officers intend to mail copies of the prospectus to potential cash investors who are known to them. They also intend to mail copies of the prospectus to their personal networks of investment bankers, venture capitalists, broker-dealers, attorneys and other members of the financial community who they believe are likely to be involved with suitable potential targets. We may host formal or informal information meetings for investment bankers; venture capitalists, broker-dealers, attorneys and other members of the financial community who we believe are likely to be involved with suitable potential targets. We do not intend to hold public meetings for potential cash investors or use print advertising or other forms of mass solicitation.

We anticipate that our prospectus mailing and information meetings will likely generate interest from potential cash investors and the management of potential targets. We also anticipate that persons who are not presently known to our officers may come to know about our offering from other sources including the Edgar system. To the extent that any of these activities result in an inquiry from a prospective investor, the inquiry will be referred to the appropriate officers of our company who will thereafter have principal responsibility for the offering process. With the assistance of counsel, we intend to implement offering protocols and procedures that will ensure compliance with the requirements of applicable federal and state law.

While our officers will perform substantially all of the functions that would ordinarily be performed by brokers in a more conventional securities offering, they will not seek registration as brokers because they intend to conduct our offering in compliance with the safe harbor exemptions found in SEC Rule 3a4-1. If it is later determined that an exemption from the broker registration requirements is unavailable to exempt the activities of our officers, we will either retain a registered broker or ensure that appropriate registrations are obtained before selling activities commence.

Our board of directors has reserved the right to enter into an underwriting contract with one or more broker-dealers on a "best efforts" or "firm commitment" basis. If we ultimately decide to enter into such an agreement, commissions and expenses within the guidelines of the National Association of Securities Dealers will be negotiated. If we enter into an underwriting or other agreement with a broker-dealer, we will halt sales and file an amendment to our registration statement. However, we have no present intention of using a broker-dealer.

Initial Public Offering

This is an initial public offering of our securities. We are offering 600,000 shares of common stock to cash investors for $0.25 per share. We will offer our shares on an "all or none" basis for a period of 90 days from the date of this prospectus. We intend to offer our shares for sale in the State of New York. To the extent we may do so in compliance with applicable law, we may also offer our shares for sale in other states. We also intend to offer shares to persons who are not residents of the United States, but only to the extent we may lawfully do so. No person or group has made any commitment to purchase any of the shares offered by us.

We are offering the shares in 1,000 share blocks. Investors must subscribe for a minimum of 1,000 shares ($250) and may subscribe for a maximum of 10,000 shares ($2,500). Investors may subscribe to purchase shares by completing the subscription agreement and delivering it to us prior to the expiration date.

Subscribers must pay $0.25 per share in cash or by check, bank draft or postal express money order payable in United States dollars to "Win or Lose Acquisition Corporation–Escrow Account." We will deposit all subscription funds in a Rule 419 escrow with First Union National Bank. If all 600,000 shares are not sold to investors within 90 days from the date of this prospectus, we will terminate this offering and return all subscription funds to investors within five days, together with any interest earned on the Rule 419 escrow.

If we receive subscriptions for all 600,000 shares, $15,000 in offering proceeds will be released to us. All remaining offering proceeds and accumulated interest will be retained in the Rule 419 escrow until we have negotiated a business combination, complied with the requirements of Rule 419, and completed the business combination. Our founders will contribute $15,000 of their personal funds to the Rule 419 escrow on the closing date. Therefore, the initial balance of the Rule 419 escrow will equal or exceed the gross proceeds of this offering. The funds on deposit in the Rule 419 escrow will be held in trust for the sole benefit of investors.

If we receive subscriptions for all all 600,000 shares, we will not separately account for interest earned on the Rule 419 escrow during the offering period. Instead, all interest income will be added to the proceeds of the offering. Thereafter, the amount on deposit in the Rule 419 escrow on any given date will equal the sum of (a) $135,000 in subscription proceeds, (b) $15,000 contributed by our founders, and (c) the interest earned on the escrow funds. If we are required to make a distribution to investors from the Rule 419 escrow, the escrow agent will determine the balance of escrow funds as of the distribution date, and then divide that balance by 600,000 to arrive at a per share distribution value.

Our officers and directors will not be permitted to subscribe for shares in connection with this offering. This prohibition will extend to immediate family members of our officers and directors who live in the same household.

We have not conducted any preliminary discussions or entered into any understandings with any market maker regarding a future trading market in our securities. We will not approach nor permit anyone acting on our behalf to approach a market maker or take any steps to seek a listing for our common stock until we have closed on a business combination and the certificates for our shares have been released from the Rule 419 escrow. We do not intend to use consultants to obtain market makers. No officer, director, promoter or affiliate of our company, or anyone acting at their direction, will recommend, encourage or advise investors to open brokerage accounts with any broker-dealer that ultimately makes a market in our shares. Our investors shall make their own decisions regarding whether to hold or sell their shares. We will not attempt to exercise any influence over investors' decisions.

Offering of Acquisition Shares

We will offer to issue up to 13,000,000 acquisition shares in connection with a business combination. These acquisition shares have been included in and registered by our registration statement.

We believe that a significant number of adequately-financed private companies want to go public, but have been unable to conduct an IPO because of uncertain market conditions. Promptly after the effective date of our registration statement, Mr. Dolan, Ms. Fonner and Mr. Petersen will open discussions within their personal networks of investment bankers, venture capitalists, broker-dealers, attorneys and other members of the financial community who they believe are likely to be involved with suitable potential targets. Mr. Dolan and Mr. Petersen may also open discussions with current and former clients that have previously expressed an interest in going public. In each case where potential target expresses an interest in considering a business combination with our company, we will provide copies of our prospectus to the management of the potential target and request preliminary due diligence materials from the potential target. We do not intend to hold public meetings for potential targets or use print advertising or other forms of mass solicitation..

We intend to devote several months to the process of gathering and evaluating information on potential targets. We hope that this process will result in the submission of due diligence information on several potential targets. Over time, we expect our evaluation process to reduce the number of potential targets to a single acquisition. If we are able to successfully complete our selection and evaluation process, we will endeavor to negotiate a business combination agreement and conduct our reconfirmation offering. While we hope to engage in preliminary discussions with several potential targets, we believe that the acquisition shares will ultimately be issued to the owners of a single target. We do not intend to negotiate multiple or sequential acquisitions.

In the unlikely event that our evaluations proceed more rapidly than presently anticipated and a material acquisition becomes probable prior to the completion of this offering, we will immediately suspend the offer and sale of our shares and file a post-effective amendment to our registration statement. This post-effective amendment will disclose the information specified by Form S-1 and the applicable Industry Guides, including financial statements of our company and the target, as well as the pro forma financial information required by

Form S-1 and the applicable SEC rules and regulations. Given the time required to engage in preliminary discussions, deliver a copy of our prospectus to a potential target, assemble a due diligence package, conduct a detailed investigation and negotiate the fundamental terms of a business combination, we believe it unlikely that an acquisition will become probable during the 180-day offering period.

Subject to the limits described in this prospectus, our officers will have broad discretion to structure a business combination and establish terms for the resale the founders' shares. All of the terms of a business combination will be determined by arms-length negotiations between our officers and the representatives of a potential target. Any acquisition shares that are not issued in connection with a business combination will be removed from registration in connection with our reconfirmation offering.

Offer and Sale of Founders' Shares by Selling Stockholders

We have included 2,000,000 founders' shares in our registration statement. Our company's offer to the owners of the target will not be contingent on an agreement to purchase the founders' shares and no person will be required to purchase the founders' shares as a condition precedent to a business combination.

Our officers intend to offer the founders' shares to advisors, owners of a target, participants in a business combination and others. Our officers have broad discretion to establish terms for the resale or other transfer of the founders' shares. All agreements relating to the resale or other transfer of founders' shares will be subject to the successful completion of our reconfirmation offering. In addition, all such agreements will require the transferee to retain ownership of at least 100 shares until the earlier of (a) six months after the closing of the business combination, or (b) the listing of the stock of the combined companies on the Nasdaq system.

All agreements relating to the transfer of founders' shares for value will give the purchaser not less than 20 days nor more than 45 days from the date of our final prospectus to notify the selling stockholder in writing whether he wants to reconfirm his purchase agreement. In addition, all such agreements will be subject to the following conditions:

- Founders' shares may not be transferred for value unless the purchaser is an advisor to our company or the sale is an integral element of the business combination;

- Founders' shares may not be transferred for value at a price that represents a premium to the per share value received by our company;

- Founders' shares may not be transferred for value unless all material terms and conditions of the sale have been described in a post-effective amendment to our registration statement and the requisite percentage of our cash investors have accepted the terms of our reconfirmation offering; and

- The transaction may not close until the associated business combination has closed.

The foregoing restrictions will not apply to bona fide gifts or charitable contributions of founders' shares.

When our officers agree to sell or transfer founders' shares, they will promptly deposit stock certificates for those shares in the Rule 419 escrow where they will be held in trust until we complete our reconfirmation offering and close a business combination. Purchasers of founders' shares will not be required to pay for their shares until the closing of a business combination and there will be no commingling of funds in the Rule 419 escrow.

The following table provides certain information with respect to the ownership interests of the selling stockholders, including:

- The identity of each person who may sell or transfer all or a portion of their founders' shares;

- The number of founders' shares owned by each selling stockholder before this offering;

- The number of founders' shares registered for resale; and

- The maximum number of shares that will be owned by each selling stockholder after a business combination if all 2,000,000 founders' shares are ultimately sold or transferred to third parties.

If all of the acquisition shares are issued and all of the registered founders' shares are sold or transferred to third parties, none of our founders will own more than 1% of our common stock after completion of a business combination.

Identity of Selling Stockholder	Ownership before offering	Founders' shares to be sold	Ownership after combination	Ownership percent (1)
John L. Petersen (2)	600,000	(500,000)	100,000	0.63%
Rachel A. Fefer (2)	600,000	(500,000)	100,000	0.63%
Mark R. Dolan	600,000	(500,000)	100,000	0.63%
Sally A. Fonner	600,000	(500,000)	100,000	0.63%

(1) Based on a total capitalization of 16,000,000 shares.
(2) Mr. Petersen and Ms. Fefer are husband and wife and each of them may be deemed to be the beneficial owner of shares held by the other.

We will not receive any proceeds from the sale of the founders' shares. The terms of any agreements relating to the sale of the founders' shares will be determined by arms-length negotiations between our founders and the ultimate purchasers of the shares. The prospectus for our reconfirmation offering will include summary information on all sales and other transfers of founders' shares. Any founders' shares that are not sold or transferred to third parties will be removed from registration in connection with our reconfirmation offering.

SHARES ELIGIBLE FOR FUTURE SALE

General

We will have up to 16,000,000 shares of common stock outstanding after closing a business combination. While we have included the bulk of these shares in our registration statement a stockholder's ability to resell our shares will depend on (a) his status as an affiliate of our company before the business combination; and (b) his status as an affiliate of the combined companies after the business combination. The following sections discuss the general rules that will be applicable to the resale of our shares by certain classes of stockholders.

Shares Eligible for Immediate Resale

The following shares will generally not be subject to resale restrictions under Federal securities laws.

Shares sold to the public	600,000 shares sold to the public.
Certain founders' shares	Founders' shares held by advisors and other persons who are not affiliates of the combined companies.
Certain acquisition shares	Acquisition shares held by persons who are not affiliates of the combined companies.

Resale of Shares Held by Affiliates of the Target

Securities and Exchange Commission Rule 145 establishes a safe harbor exemption for the resale of securities acquired in connection with certain types of business combinations. While it is possible to structure a business combination in a form that is not subject to Rule 145, we intend to incorporate resale restrictions that follow the framework established by Rule 145 in the underlying contracts for any business combination. In general, we intend to impose contractual resale restrictions with respect to all acquisition shares and founders' shares that are issued to or purchased by the following classes of persons:

- Officers, directors and principal stockholders of the target; and

- Any persons who acquire 10% or more of the stock of the combined companies.

Acquisition shares and founders' shares held by the classes of persons identified above will be treated as restricted securities that were first acquired on the closing date of the business combination transaction. Accordingly, such shares will not be eligible for resale for a period of one year after the closing date unless the resale transaction is conducted pursuant to an effective registration statement under the Securities Act. During the second year after the closing date, acquisition shares and founders' shares held by the classes of persons identified above may be resold in transactions effected in compliance with all applicable regulations and the provisions of paragraphs (c), (e), (f) and (g) of Securities and Exchange Commission Rule 144.

Any contractual or other arrangements that provide piggy-back or demand registration rights for any holders of acquisition shares and founders' shares will be described in our post-effective amendment and the final prospectus for our reconfirmation offering.

Resale of Shares Held by Our Founders

Our founders own a total of 2,400,000 shares of common stock and only 2,000,000 of these shares have been included in our registration statement. All founders' shares that are not sold or otherwise transferred to bona fide third parties will be removed from registration in connection with our reconfirmation offering. Each of our founders has agreed that they will not sell or otherwise transfer any shares that are retained by them after the completion of a business combination unless the transaction is effected pursuant to an effective registration statement under the Act or an applicable exemption from registration.

Any contractual or other arrangements that provide registration rights for any of our founders will be described in our post-effective amendment and the final prospectus for our reconfirmation offering.

Rule 144

Rule 144 provides a safe harbor exemption for the open market resale of "restricted securities." The term "restricted securities" generally includes securities that were sold in an exempt transaction, or that are held by a person who is an affiliate of the issuer of the securities. The term "affiliate" is generally defined as any person who directly or indirectly controls, is controlled by or under common control with the issuer of the securities.

Under Rule 144 as currently in effect, a holder of "control securities," or restricted securities that are eligible for limited resale, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of common stock then outstanding, or (b) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

To the extent that shares of a company are only listed on the OTC Bulletin Board or in the "Pink Sheets" the 1% limit will be applied without regard to trading volume. Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

EXPERTS

The financial statements included in this prospectus have been audited by Want & Ender, CPA, PC, independent public accountants, as indicated in their report on such financial statements, and are included in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

We are not a party to any legal proceedings.

John L. Petersen, our general counsel, is a partner in the law firm of Petersen & Fefer and has been primarily responsible for the preparation of our registration statement. Mr. Petersen and his wife Ms. Fefer own an aggregate of 1,200,000 shares of our common stock, 1,000,000 of which have been registered for resale.

Arter & Hadden LLP, Dallas, Texas, has served as special securities counsel to Mr. Petersen and will represent us in connection with certain matters arising under state securities laws. Arter & Hadden LLP has not passed on any other legal matters in connection with this offering.

Astor Weiss & Kaplan, LLP, Philadelphia, Pennsylvania, has given us its opinion that (a) all of our issued and outstanding common stock, including the founders' shares, is duly authorized, validly issued, fully paid and non assessable common stock of our company, and (b) upon issuance, the cash offering shares and acquisition shares will be duly authorized, validly issued, fully paid and non assessable common stock of our company. Astor Weiss & Kaplan, LLP has not passed on any other legal matters in connection with this offering.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Form S-1 registration statement under the Securities Act of 1933 with the Securities and Exchange Commission. Our registration statement includes certain exhibits, schedules and other materials that are not included in this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, other parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about our securities, this offering and us. The registration statement and its exhibits can be inspected and copied at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-1004. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov that contains our Form S-1 and other reports, proxy and information statements and information that we file electronically with the SEC.

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WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
    Win or Lose Acquisition Corporation

We have audited the accompanying balance sheet of Win or Lose Acquisition Corporation (a Delaware corporation in the development stage) as of December 31, 2000 and 2001, and the related statements of operations, changes in Stockholders' equity and cash flows for the period from inception (December 1, 2000) through December 31, 2000, the year ended December 31, 2001 and the period from inception (December 1, 2000) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Win or Lose Acquisition Corporation as of December 31, 2000 and 2001, and the results of its operations and its cash flows for the period from inception (December 1, 2000) through December 31, 2000, the year ended December 31, 2001 and the period from inception (December 1, 2000) through December 31, 2001, in conformity with generally accepted accounting principles.

Want & Ender CPA PC
By Martin Ender, CPA

New York, New York
February 1, 2002

WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
BALANCE SHEETS

ASSETS	**December 31, 2001 (Audited)**	**December 31, 2000 (Audited)**
Current Assets:		
Cash	$ 38,426	$44,000
Total current assets	$ 38,488	$44,000
Deferred Offering Costs		
Filing fees	2,440	1,000
Miscellaneous offering costs	13,250	
Legal fees	94,597	17,540
Total deferred offering costs	110,349	18,540
Total Assets	$148,775	$62,540
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Total current liabilities	$ —	$ 4,000
Long-term Debt		
Total long-term debt	$ —	$ —
Total Liabilities	$ —	$4,000
Stockholders' Equity		
Common stock, $0.001 par value, 25,000,000 shares authorized, 1,500,000 shares issued and outstanding at December 31, 2000 and 2,400,000 shares issued and outstanding at December 31, 2001	$ 2,400	$ 1,500
Preferred, $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding at December 31, 2000 and no shares issued and outstanding at December 31, 2001	—	—
Additional paid in capital	157,662	65,255
Deficit accumulated during development stage	(11,287)	(8,215)
Total Stockholder's Equity	$148,775	$58,540
Total Liabilities and Equity	$148,775	$62,540

The accompanying notes are an integral part of this Balance Sheet.

4

WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Par Value	Additional Paid-In Capital	Deficit Accumulated During The Development Stage	Total
Issuance of stock to founders for cash	1,500,000	$1,500	$ 43,500	$ —	$45,000
Direct payment of certain costs by affiliates					
Organization costs paid by affiliates			$ 6,715		$ 6,715
Offering costs paid by affiliates	—	—	$ 15,040	$ —	$ 15,040
Net Income (Loss)					
For the period from December 1, 2000					
(Inception) through December 31, 2000	—	$ —	$ —	$(8,215)	$(8,215)
BALANCE, December 31, 2000	1,500,000	$1,500	$ 65,255	$(8,215)	$58,540
Direct payment of certain costs by affiliates					
Operating costs paid by stock transfer			$ 3,000		
Offering costs paid by stock transfer			$ 8,250		
Additional offering costs paid by affiliates	—	—	$ 82,057	$ —	$ 89,398
Three share for five stock dividend	900,000	$900	($900)	$ —	$ —
Net Income (Loss)					
For the year ended December 31, 2001	—	$ —	$ —	$(3,072)	$(3,072)
BALANCE, December 31, 2001	2,400,000	$2,400	$157,662	$(11,287)	$144,866

The accompanying notes are an integral part of this Statement of Changes in Stockholders' Equity.

WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2001 (Audited)	December 1, 2000 (Inception) through December 31, 2000 (Audited)	December 1, 2000 (Inception) through December 31, 2001 (Audited)
Revenue	$ —	$ —	$ —
Expenses			
Organization Costs	$ —	$ 7,215	$ 7,215
Operating Expenses	3,072	1,000	4,072
Total Expenses	$ 3,072	$ 8,215	$11,287
Net Income (Loss)	$(3,072)	$ (8,215)	$(11,287)
Net Income (Loss) Per Common Share	$ —	$ —	$ —
Number of common shares issued and outstanding during period	1,500,000	1,500,000	1,500,000
Number of common shares used in calculation of earnings per share	2,400,000	2,400,000	2,400,000

The accompanying notes are an integral part of this Statement of Operations.

WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
STATEMENTS OF CASH FLOW

	Year Ended December 31, 2001 (Audited)	December 1, 2000 (Inception) through December 31, 2000 (Audited)
Cash flows from operating activities		
Net income (loss)	$ (3,072)	$(8,215)
Less operating costs paid by affiliates	3,000	6,715
Net cash operating loss	$ (72)	$(1,500)
Change in operating assets and liabilities:		
Increase (decrease) in current liabilities	(4,000)	4,000
Net cash provided by (used in) operating activities	($4,000)	$ 4,000
Cash flows from financing activities		
Proceeds from issuance of common stock		$45,000
(Increase) in deferred offering costs incurred by the company	(1,502)	(3,500)
Net cash provided by (used in) financing activities	$1,502	$41,562
Net increase (decrease) in cash	($5,574)	$44,000
Cash balance, beginning of period	$44,000	$ —
Cash balance, end of period	$38,426	$44,000
Supplemental disclosure of non-cash transactions involving direct payment of certain costs by affiliates		
Proceeds from direct payment of operating costs by affiliates	$ 3,000	$ 6,715
Proceeds from direct payment of offering costs by affiliates	$90,307	15,040
Total non-cash transactions involving direct payments by affiliates	$93,307	$21,755

The accompanying notes are an integral part of this Statement of Cash Flows

WIN OR LOSE ACQUISITION CORPORATION
(A DEVELOPMENT STAGE ENTITY)
NOTES TO FINANCIAL STATEMENTS

1. Organization and Operations

Win or Lose Acquisition Corporation (the "Company") was incorporated in Delaware on December 1, 2000, for the purpose of raising capital through a public offering of securities (the "Proposed Offering), which will be used to effect a merger, acquisition or other business combination transaction (a "Business Combination") with an unidentified privately-held company (a "Target"). Since the Company has not yet identified Target, investors in the Proposed Offering will have virtually no substantive information available for advance consideration of any specific Target. The Company's business strategy may also be referred to as a "blind pool" because neither the management of the Company nor the investors in the Proposed Offering know what the business of the Company will be.

The Company's business goal is to increase stockholder value by concluding a Business Combination with a suitable Target where the expected market value of the stock of the combined companies will be greater than the offering price of the Company's shares in the Proposed Offering.

The Company is currently in the development stage. All activity of the Company to date relates to its organization and financing activities.

The Company has not engaged in any substantive business activities to date and has no specific plans to engage in any particular business in the future. The Company's ability to commence operations is contingent upon completion of the Proposed Offering described in Note 2.

2. Proposed Public Offering of Securities

On December 20, 2000, the Company filed a Form S-1 registration statement for a proposed offering of securities under the Securities Act of 1933. The original registration statement included 500,000 shares of common stock that were to be offered to the public; 500,000 shares of common stock that were to be issued as compensation for services; 1,500,000 shares of common stock that were to be sold by the Company's founders; and 12,500,000 shares of common stock that were to be issued in connection with a business combination.

In December 2001, the Company's board of directors implemented certain corporate changes and approved certain changes in the structure of the proposed offering. The principal corporate changes were:

- The renegotiation of an employment agreement between the Company and its president, Sally A. Fonner;

- The termination of a tri-lateral "Administration Agreement" between the Company, the founders of the Company and Capston Network Company, a corporation owned by Ms. Fonner;

- The transfer of 375,000 shares of common stock from the Company's original stockholders to Ms. Fonner in connection with the corporate changes; and

- A three share for five stock dividend.

Concurrently, the Company's board of directors approved the filing of an amended registration statement for the Proposed Offering that includes the following securities:

- 600,000 shares that will be offered to the public at a cash-offering price of $0.25 per share;

- 2,000,000 shares that the founders may offer to sell to advisors, the owners of a target and other participants in a business combination; and

- 13,000,000 shares that the Company may issue in connection with a business combination.

2.   Proposed Public Offering of Securities—continued

The Proposed Offering is subject to and will be conducted in compliance with Securities and Exchange Commission Rule 419, which was adopted to strengthen the regulation of securities offered by "blank check" companies. Rule 419 defines a blank check company as a development stage company (a) that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company and (b) is proposing to issue a "penny stock." For purposes of Rule 419, penny stocks include all shares that have a price of less than $5 per share and are not quoted in the Nasdaq system or listed on a stock exchange.

The cash proceeds of the Proposed Offering, which will be conducted on an "all or none" basis, will be $150,000. The Company will deposit all cash proceeds in a segregated escrow account (the "Rule 419 escrow") until the escrow agent for the Rule 419 Escrow has received and cleared subscriptions for an aggregate of 600,000 shares, or $150,000. When the Proposed Offering has been completed $15,000 (10% of the offering proceeds) will be released to the Company and $135,000 (90% of the offering proceeds) will be left on deposit in the Rule 419 escrow. Concurrently, the Company's founders will contribute $15,000 to the Rule 419 Escrow.

The $135,000 in subscription funds, together with the $15,000 contributed to the Rule 419 escrow by the Company's founders, will be held in trust for the sole benefit of persons who subscribe to purchase shares for cash in connection with the Proposed Offering until the earlier of (a) the closing of a Business Combination or (b) the liquidation of the Company in accordance with the terms of its Certificate of Incorporation.

The Company will deposit stock certificates for the shares sold to investors in the Rule 419 escrow upon the successful completion of the cash portion of the Proposed Offering. When the Company's founders negotiate agreements for the resale of founders' shares, they will promptly deposit stock certificates for the transferred shares in the Rule 419 escrow. The stock certificates on deposit in the Rule 419 escrow will be held in trust for the sole benefit of the beneficial owners of the shares until the shares are either released to the stockholders in compliance with the requirements of Rule 419 or returned to the company for cancellation.

The funds on deposit in the Rule 419 escrow will not become an asset of the Company until it has completed a reconfirmation offering in compliance with the requirements of Rule 419. In connection with the Company's reconfirmation offering, each investor must affirmatively elect to accept delivery of his shares and release his pro rata share of the funds in the Rule 419 Escrow to the Company. In the absence of an affirmative election by an investor, the escrow agent will automatically mail such investor a distribution equal to his pro rata share of the money on deposit in the Rule 419 escrow and surrender the investor's stock certificates to the Company for cancellation.

The Company's business plan is based on the assumption that it will require $45,000 in cash to finance its operations during the period between the closing of its cash offering and the completion of its reconfirmation offering. The company will pay a total of $15,000 in organization, operating and offering costs before it completes the cash offering. All excess organization, operating and offering costs will be paid the Company's founders and accounted for as additional capital contributions.

The Proposed Offering is not expected to be a significant source of cash that can be used in the Company's business. As a result of its limited resources, the Company will, in all likelihood, have the ability to affect only a single Business Combination. Accordingly, the prospects for the Company's success will be entirely dependent upon the future performance of a single business.

The Company is unlikely to enter into an agreement with a Target that does not have sufficient net tangible assets or operating income to satisfy the minimum listing standards of the Nasdaq stock market. Therefore management expects a business combination to result in a change in control. After a change in control, the owners of the Target will have the right to appoint their own officers and directors, and the Company's current management will have no ability to influence future business decisions.

2.   Proposed Public Offering of Securities—continued

The Company may not satisfy the criteria for the inclusion of its common stock in the Nasdaq system upon completion of a Business Combination. In such an event, the Company's common stock will be traded on the over-the-counter market. It is anticipated that the common stock will qualify for listing on the OTC Bulletin Board; a NASD sponsored and operated inter-dealer automated quotation system for equity securities that are not included in the Nasdaq Stock Market. It is also anticipated that the company's common stock will qualify for listing in the National Quotation Bureau "OTC Pink Sheets." There can be no assurance that the liquidity and prices of the Company's common stock in the secondary market will not be adversely affected.

There is no assurance that the Company will be able to affect a Business Combination. If the Company is unable to negotiate a transaction within 15 months from the date of its prospectus or close a transaction within 17 months from the date of its prospectus, the Company's Certificate of Incorporation provides for the prompt liquidation of the Company. In that event, investors who subscribe to purchase common stock for cash in connection with the Proposed Offering will be entitled to receive two distributions. The first distribution, which will be affected by the escrow agent for the Rule 419 Escrow, will equal 100% of the subscription price of the common stock, plus accumulated interest. The second distribution, which will be affected by the Company, will equal the investor's pro rata share of the Company's remaining assets, if any.

3.   Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company's fiscal year begins on January 1 and ends on December 31 of each year. For the period ended December 31, 2000, the Company's Statements of Operations and Cash Flow reflect all transactions that arose between December 1, 2000, the inception date of the Company, and December 31, 2000.

Organization and Start-up Costs

During the period ended December 31, 2000, the Company incurred a total of $7,215 in organization costs and $1,000 in audit fees, all of which were accounted for as start-up costs. Of this total, the Company paid $1,500 and the founders of the Company paid or agreed to pay $6,715 from their personal funds. In accordance with FASB Statement of Position 98-5, all organization and start-up costs were charged to expense on a current basis during the period ended December 31, 2000.

Deferred Offering Costs

Since inception, the Company has incurred $110,349 in costs associated with its Proposed Offering, including $2,502 in filing fees, $99,597 in legal fees, and $8,250 in printing and engraving costs. Of this total, the Company paid $5,002 and the founders of the Company paid or agreed to pay $105,347 from their personal funds. The Company expects to incur approximately $27,000 in additional offering costs prior to the completion of its initial public offering. The Company will pay $6,926 of these additional costs and the founders will pay any excess costs from their personal funds.

3. Summary of Significant Accounting Policies—continued

Stock-Based Compensation Paid by Affiliates.

In connection with the renegotiation of Ms. Fonner's employment agreement and the termination of the Administration Agreement, the Company's founders each transferred 125,000 shares to Ms. Fonner. Since Capston and Ms. Fonner had a fixed and determinable economic interest in the founders' shares that was expected to exceed 25% of the total resale proceeds, the transferred shares were valued at $0.03 per share for accounting purposes. The Company recognized $3,000 in general and administrative expense and $8,250 in deferred offering costs for the year ended December 31, 2001 as a result of these transactions.

Net Income (Loss) Per Common Share

The Company computes net income (loss) per common share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS No. 128 and SAB No. 98, basic net income (loss) per common share ("Basic EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding.

The Company's net income (loss) per common share has been calculated on the basis of 2,400,000 shares issued and outstanding, which gives retroactive effect to a three share for five stock dividend implemented on December 28, 2001. There were no warrants outstanding at either December 31, 2000 or December 31, 2001.

Additional Paid in Capital

The Company has no obligation to reimburse organization, operating and offering costs paid by its founders. The following table presents summary information on the total organization, operating and offering costs incurred as of December 31, 2001, the anticipated costs to be incurred prior to the completion of the initial public offering, and allocation of such costs between the Company and its founders:

	Paid by company	Paid by founders	Total costs incurred
Organization costs	$ 500	$ 6,715	$ 7,215
Operating costs through December 31, 2001	1,072	3,000	4,072
Offering costs through December 31, 2001	5,002	105,347	110,349
Anticipated additional operating costs		1,750	1,750
Anticipated additional offering costs	6,926	18,074	25,000
Totals	$13,500	$134,886	$148,386

Related Party Transactions

The following table summarizes differences between the organization, operating and offering costs that the Company's founders had agreed to pay as of December 31, 2001 and the amounts actually paid prior to that date.

Organization costs	$ 6,715
Operating costs through December 31, 2001	3,000
Offering costs through December 31, 2001	105,347
Less: payments made through December 31, 2001	(89,092)
Unpaid balance at December 31, 2001	$ 25,970

The Company is not contingently liable for the unpaid balance of the offering costs contracted that the Company's founders had agreed to pay as of December 31, 2001.

3.   Summary of Significant Accounting Policies—continued

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, and are measured based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

4.   Capital Stock

The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 shares of Common Stock. The Company's Board of Director's has the power to issue any or all of the authorized but unissued Common Stock without stockholder approval. The Company currently has no commitments to issue any shares of Common Stock other than as described in the Proposed Offering; however, the Company will, in all likelihood, issue a substantial number of additional shares in connection with a Business Combination. To the extent that additional shares of Common Stock are issued, dilution to the interests of the Company's stockholders participating in the Proposed Offering will occur.

The Board of Directors of the Company is empowered, without stockholder approval, to issue up to 5,000,000 shares of "blank check" preferred stock (the "Preferred Stock") with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company's Common Stock. There are no shares of preferred stock issued or outstanding.

In December 2000, the Company's original founders purchased 1,500,000 shares of common stock for cash at a price of $0.03 per share. On December 28, 2001, the board of directors implemented a three share for five stock dividend that increased the number of issued and outstanding shares from 1,500,000 to 2,400,000 shares. In connection therewith, additional paid in capital was decreased by $900 and capital stock was increased by $900.

5.   Incentive Stock Plan

The Company's 2000 Incentive Stock Plan was adopted and approved in connection with the organization of the Company. The common stock reserved for issuance under the plan will be the lesser of 750,000 shares, or 10% of the total number of shares outstanding after the closing of a Business Combination.

The class of persons eligible to participate in the plan includes all full-time and part-time employees of the Company, provided that the eligible participants do not include employees who are eligible to receive awards under the terms of any employment contract or specialty plan adopted by us in the future. The plan permits the grant of a variety of incentive awards including (i) non-qualified stock options, (ii) incentive stock options, (iii) shares of restricted stock, (iv) shares of phantom stock, and (v) stock bonuses. In addition, the plan allows us to grant cash bonuses that will be payable when an employee is required to recognize income for federal income tax purposes because of the vesting of shares of restricted stock or the grant of a stock bonus.

The exercise price of all Incentive Stock Options granted under the Plan must be at least equal to the fair market value of such shares on the date of grant or, in the case of Incentive Stock Options granted to the holder of 10% or more of the Company's Common Stock, at least 110% of the fair market value of such shares on the date of grant. The exercise period for which incentive awards may be granted is ten years from the date of grant (five years in the case of Incentive Stock Options granted to an individual owning more than 10% of the Company's Common Stock). The aggregate fair market value (determined at the date of the grant) of such shares with respect to which Incentive Stock Options are exercisable for the first time by the holder of the option during any calendar year shall not exceed $100,000.

INSTRUCTIONS FOR INVESTORS

If you want to subscribe to purchase shares of our common stock, you must:

- Make a photocopy of the subscription agreement and complete all required information.

- Initial each page and then sign the subscription agreement in the space indicated.

- Mail the executed subscription agreement, together with payment in the amount of $0.25 per share to:


Win or Lose Acquisition Corporation
c/o First Union National Bank
Corporate Trust Group
5847 San Felipe, Suite 1050
Houston, Texas 77057


We are conducting our offering on an "all or none" basis and cannot conduct a closing until we have collected all checks and other instruments of payment. If you want to purchase your shares with a personal check, your subscription should be mailed to the escrow agent at least 10 days before the termination date of the offering. If you want to purchase your shares with a money order, cashiers check or bank wire transfer, your subscription should be mailed to the escrow agent at least five days before the termination date of the offering.

We will deposit your money in a segregated subscription escrow until we have received subscriptions for 600,000 shares. If all of the shares are not purchased within 90 days, we will terminate this offering and refund your money within five days, together with any interest we earn on the subscription escrow.

WIN OR LOSE ACQUISITION CORPORATION
SUBSCRIPTION AGREEMENT FOR SHARES OF COMMON STOCK

Win or Lose Acquisition Corporation
1268 Bayshore Boulevard
Dunedin, Florida 33755

Gentlemen,

1. I have received a complete copy of the prospectus dated February __, 2002 for an initial public offering of the common stock of Win or Lose Acquisition Corporation (the "Company"). I have been advised that:

   (a) The Company is offering to sell 600,000 shares of common stock to the public for cash; the Company is a "blank check company," as defined in Securities and Exchange Commission Rule 419; and the offering is being conducted in accordance with the requirements of Rule 419.

   (b) The minimum subscription that will be accepted from any investor is 1,000 shares for $250: the maximum subscription that will be accepted from any investor is 10,000 shares for $2,500; the Company has reserved the right to accept or reject subscriptions in whole or in part.

   (c) All subscriptions to purchase the Company's shares will be delivered directly to First Union National Bank, as escrow agent for the Rule 419 escrow described in the Company's prospectus. If fully paid subscriptions for 600,000 shares are not received on or before July __, 2001, my subscription funds will be returned to me, together will simple interest at passbook savings rates.

   (d) I will be required to retain ownership of at least 100 shares until the earlier of (a) six months after the completion of a business combination, or (b) the listing of the stock of the combined companies on the Nasdaq system: when the Company delivers certificates for my shares to the escrow agent, my shares will be represented by two certificates: one for 100 shares, which will be imprinted with a restrictive legend that describes the resale limitations, and a second for the balance of my shares.

1

(e) When the Company delivers certificates for my shares to the Rule 419 escrow, the escrow agent will promptly release the sum of $0.025 per share to the Company. My shares will be fully paid and nonassessable stock upon issuance, but will be subject to the provisions of this Subscription Agreement until they are released from the Rule 419 escrow. My stock certificates and all remaining subscription funds will be retained in the Rule 419 escrow until the Company complies with Rule 419 or until the Rule 419 escrow is terminated, whichever occurs first.

(f) Except as set forth in this Subscription Agreement, I will not have the right to withdraw my subscription or demand the return of my share of the funds on deposit in the Rule 419 escrow. I understand that I will not be permitted to sell, pledge or otherwise transfer my shares, or any interest therein, until the Company has complied with Rule 419 and the escrow agent has mailed my stock certificates to me.

(g) **THE COMPANY'S SHARES ARE EXTREMELY SPECULATIVE AND THE OFFERING DESCRIBED IN THE PROSPECTUS INVOLVES A VERY HIGH DEGREE OF RISK. PERSONS WHO CANNOT AFFORD TO LOSE THEIR ENTIRE INVESTMENT SHOULD NOT CONSIDER AN INVESTMENT IN THE COMPANY'S SHARES.**

2.   If the Company fails to negotiate a proposed business combination or other acquisition within the time limits specified in its Certificate of Incorporation, the board of directors will promptly commence the liquidation of the Company and I will, upon completion of the liquidation, receive from the Company a liquidating distribution equal to my pro rata share of the Company's remaining assets.

3.   If the Company is liquidated in accordance with the provisions of paragraph 2 or otherwise fails to negotiate a proposed business combination or other acquisition within the time limits specified in Rule 419, the escrow agent will, within 5 business days, surrender my stock certificates to the Company for cancellation and mail me a distribution equal to my pro rata share of the money on deposit in the Rule 419 escrow.

4.   If the Company negotiates a proposed business combination or other acquisition within the time limits specified in the prospectus, I will be sent a new prospectus that provides a detailed description of the proposed acquisition and the other information required by Rule 419. The new prospectus will be sent to me within 5 business days after the effective date of the post-effective amendment to the Company's registration statement. I will then be given not less than 20 days nor more than 45 days to decide whether I want to:

(a) Remain a stockholder of the Company and instruct the escrow agent to release the additional subscription payment specified in paragraph 7 to the Company, or

(b) Instruct the escrow agent to surrender my stock certificates to the Company for cancellation and mail me a distribution equal to my pro rata share of the money on deposit in the Rule 419 escrow.

5.   If I elect to remain a stockholder of the Company, I will execute a written reconfirmation agreement and send the executed agreement to the escrow agent within the reconfirmation period specified in the new prospectus. If the escrow agent does not receive an executed reconfirmation agreement from me within the period specified in the new prospectus, the escrow agent will, within 5 business days after the expiration of the reconfirmation period, surrender my stock certificates to the Company for cancellation and mail me a distribution equal to my pro rata share of the money on deposit in the Rule 419 escrow.

6.   Even if I elect to remain a stockholder of the Company, that election will be subject to the reconfirmation threshold specified in the Company's new prospectus. Therefore, if a sufficient number of other purchasers of the Company's shares do not also execute reconfirmation agreements within the period specified in the new prospectus, the escrow agent will, within 5 business days after the expiration of the reconfirmation period, surrender my stock certificates to the Company for cancellation and mail me a distribution equal to my pro rata share of the money on deposit in the Rule 419 escrow.

7.   If I elect to remain a stockholder of the Company and the reconfirmation threshold specified in the Company's new prospectus is met, the additional subscription payment for the shares purchased by me shall be equal to my pro rata share of the funds then on deposit in the Rule 419 escrow.

8.	If I elect to remain a stockholder of the Company and the reconfirmation threshold specified in the Company's new prospectus is met, the additional subscription payment will by paid to the Company from the Rule 419 escrow within 5 business days after the escrow agent receives a notice from the Company that a business combination has been completed and all other conditions to the release of my funds and the termination of the Rule 419 escrow have been satisfied. The escrow agent will mail my stock certificates to me at the same time.

9.	Subject to all of the foregoing, I (we) hereby subscribe to purchase _____ shares of the Company's common stock. I (we) have executed this Subscription Agreement on the date set forth below and forwarded the executed Subscription Agreement, together with payment of the subscription price, to the subscription escrow agent.

Executed in the City of _____, State of _____ this ___ day of _____, 2002

_____
(Signature of Investor)

GENERAL REGISTRATION INFORMATION

Please register my shares as follows

_____   _____
(Name of Registered Owner)   (Name of Co-owner, if any)

_____
(Social Security or Federal Tax I.D. Number)

_____
(Street Address)

_____
(City, State, Zip Code)

SPECIAL REGISTRATION INSTRUCTIONS

Please register our joint ownership as follows.

☐	As tenants in common.
☐	As tenants by the entireties.
☐	As joint tenants with right of survivorship and not as tenants in common.

☐	Please register my gift under the Uniform Gifts to Minors Act as follows:

_____, custodian for _____

under the Uniform Gifts to Minors Act of the State of _____.

Win or Lose Acquisition Corporation

15,600,000 shares of common stock

(Outside Back Cover)

1268 Bayshore Boulevard
Dunedin, Florida 34698
(727) 738-5838

1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth summary information on the expenses that we had incurred in connection with our registration statement as of December 31, 2001, and the additional expenses we expect to incur in connection with our cash offering. It is presently impossible to estimate the additional expenses that we may incur in connection with our offering of acquisition shares and our reconfirmation offering.

	Cumulative Expenses at December 31, 2001	Estimated Additional Expenses	Total Estimated Expenses
SEC registration fee	$ 1,000		$ 1,000
NASD filing fee		$ 892	892
State registration fees	1,502		1,502
Accounting fees and expenses		2,500	500
Fees of Delaware counsel	11,231	1,269	12,500
Fees of Selling Stockholders' counsel	88,366	11,634	100,000
Rule 419 escrow agent fees		2,500	2,500
Printing and engraving expenses	8,250	5,000	13,250
Miscellaneous expenses		3,205	2,875
Total Offering Costs	$110,349	$27,000	$137,349
Less: Direct payments by affiliates	$105,347	$18,574	$123,921
Net costs paid or payable by registrant	$ 5,002	$ 8,426	$ 13,428

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation provides for indemnification of officers and directors as follows:

ELEVENTH: To the fullest extent permitted by law, the Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), liability, loss, judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, upon a plea of nolo contendere or equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect of any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Such indemnity shall inure to the benefit of the heirs, executors and administrators of any such person so indemnified pursuant to this Article. The right to indemnification under this Article shall be a contract right and shall include, with respect to directors and officers, the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its disposition; provided however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article or otherwise. The Corporation may, by action of its board of directors, pay such expenses incurred by employees and agents of the Corporation upon such terms as the board of directors deems appropriate. Such indemnification and advancement of expenses shall be in addition to any other rights to which those seeking indemnification and advancement of expenses may be entitled under any law, Bylaw, agreement, vote of stockholders, or otherwise.

The Corporation may, to the fullest extent permitted by applicable law, at any time without further stockholder approval, purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under applicable law.

Any repeal or amendment of this Article by the stockholders of the Corporation or by changes in applicable law shall, to the extent permitted by applicable law, be prospective only, and shall not adversely affect any right to indemnification or advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or amendment. In addition to the foregoing, the right to indemnification and advancement of expenses shall be to the fullest extent permitted by the General Corporation Law of the State of Delaware or any other applicable law and all amendments to such laws as hereafter enacted from time to time.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Initial Stock Issuance

In connection with the organization of the registrant, three individuals each purchased 500,000 shares of common stock. All of such shares of common stock were purchased on December 20, 2000, at a price of $0.03 per share, which was paid in cash.

Name	Number of Shares
John L. Petersen	500,000
Rachel A. Fefer	500,000
Mark R. Dolan	500,000
Total	1,500,000

Exemption from registration under the Securities Act of 1933, as amended, is claimed for the sales of common stock referred to above in reliance upon the exemption afforded by Section 4(2) of the Securities Act. Each purchaser was either an accredited investor or had sufficient knowledge or experience in financial or business matters that he was capable of evaluating the merits and risks of the investment. Each certificate evidencing such shares of Common Stock bears an appropriate restrictive legend and "stop transfer" orders are maintained on Registrant's stock transfer records there against. None of these sales involved participation by an underwriter or a broker-dealer.

Creation of Capston's Derivative Right

In connection with the organization of the registrant, the three original founders engaged Capston Network Company, a corporation owned by the registrant's president, to administer the registrant's day-to-day affairs and provide office facilities and administrative services. Under the terms of the administration agreement, each of the registrant's original founders agreed to pay Capston a cash fee equal to (a) 80% of the first $50,000 in cash proceeds, plus (b) 50% of the second $50,000 in cash proceeds, plus (c) 20% of any additional cash proceeds received by them from the sale of the founders' shares. The following table summarizes the anticipated value of Capston's derivative right at various levels of anticipated cash proceeds from the resale of founders' shares.

Cash Proceeds To Founders	Total Value To Capston	Percentage Interest To Capston
$600,000	$255,000	42.50%
$1,200,000	$375,000	31.25%
$1,800,000	$495,000	27.50%
$2,400,000	$615,000	25.63%
$3,000,000	$735,000	24.50%

Exemption from registration under the Securities Act of 1933, as amended, is claimed for the creation of Capston's derivative right in reliance upon the exemption afforded by Section 4(2) of the Securities Act. All parties to the agreement were affiliates of the issuer and accredited investors who had sufficient knowledge or experience in financial and business matters that they were capable of evaluating the merits and risks of the transaction. The derivative right relates to the resale of restricted securities that are represented by stock certificates that bear an appropriate restrictive legend and "stop transfer" orders are maintained on Registrant's stock transfer records. The transaction did not involve participation by an underwriter or a broker-dealer.

Settlement of Capston's Derivative Right

In December 2001, the registrant and its original founders terminated the administration agreement with Capston. Since Capston had previously rendered a substantial partial performance under the terms of the administration agreement, the registrant's original founders each transferred 125,000 shares to Capston's sole stockholder as a condition of the termination. Specifically, the services rendered by Capston during the period between the execution and termination of the administration agreement included:

- Providing office facilities, staff and administrative services for a period of 12 months;
- Providing document conversion and Edgar filing services with respect to our original Form S-1 registration statement;
- Providing document conversion and Edgar filing services with respect to our Form 8-A registration statement;
- Providing document conversion and Edgar filing services with respect to Amendment No. 1 to our registration statement and the associated response letter to the SEC staff;
- Providing document conversion and Edgar filing services with respect to Amendment No. 2 to our registration statement and the associated response letter to the SEC staff;
- Providing document conversion and Edgar filing services with respect to Amendment No. 3 to our registration statement and the associated response letter to the SEC staff;
- Providing document conversion and Edgar filing services with respect to Amendment No. 4 to our registration statement and the associated response letter to the SEC staff;
- Providing document conversion and Edgar filing services with respect to Amendment No. 5 to our registration statement and the associated response letter to the SEC staff; and
- Providing document conversion and Edgar filing services with respect to miscellaneous correspondence with the SEC Staff.

Since the Derivative Right gave Capston a fixed and determinable economic interest in the founders' shares that was expected to exceed 25% of the sale proceeds under all reasonably anticipated conditions, our original founders valued the shares transferred to Ms. Fonner at their original cost of $0.03 per share, or $11,250 in the aggregate. For financial accounting purposes, the registrant allocated $3,000 to general and administrative expense for the year ended December 31, 2001 and $8,250 to deferred offering costs.

Exemption from registration under the Securities Act of 1933, as amended, is claimed for the settlement of Capston's derivative right in reliance upon Section 4(2) of the Securities Act and the Commission's established position that the settlement of a derivative position relates back to the date of the original transaction. All parties to the settlement agreement were affiliates of the issuer and accredited investors who had sufficient knowledge or experience in financial and business matters that they were capable of evaluating the merits and risks of the settlement. The securities that were transferred in settlement of the derivative right are restricted securities that are represented by stock certificates that bear an appropriate restrictive legend. Appropriate "stop transfer" orders are maintained on Registrant's stock transfer records. The transaction did not involve participation by an underwriter or a broker-dealer.

Stock Dividend

On December 28, 2001, the registrant's board of directors declared a three share for five stock dividend that increased the number of outstanding shares to 2,400,000, or 600,000 shares for each of the registrant's officers.

The stock dividend was merely an adjustment of the registrant's capital structure in anticipation of the offering described in this registration statement. All recipients of shares in connection with the stock dividend were affiliates of the issuer and accredited investors who had sufficient knowledge or experience in financial and business matters that they were capable of evaluating the merits and risks of the stock dividend. The securities that were issued in connection with the stock dividend are restricted securities that are represented by stock certificates that bear an appropriate restrictive legend. Appropriate "stop transfer" orders are maintained on Registrant's stock transfer records. The stock dividend did not involve participation by an underwriter or a broker-dealer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following is a list of Exhibits filed herewith as part of the Registration Statement:

3.1	Certificate of Incorporation of Registrant	†
4.1	By-laws of Registrant	†
4.2	Form of certificate evidencing shares of common stock	†
4.3	Amended and Restated Rule 419 Escrow Agreement dated February 1, 2002 between the Registrant and First Union National Bank as escrow agent	
4.4	Deleted [Addendum No. 1 to Rule 419 Escrow Agreement has been superceded by Exhibit 4.3]	
5.1	Amended opinion of Astor Weiss & Kaplan, LLP, respecting legality of common stock	
10.1	2000 Incentive Stock Plan of Win or Lose Acquisition Corporation	†
10.2	Deleted [The Administration Agreement has been terminated and superceded by Exhibit 10.4]	
10.3	Intellectual Property License Agreement, effective as of December 20, 2000 between Petersen & Fefer, Attorneys at Law and Win or Lose Acquisition Corporation	(A-5)
10.4	Employment Agreement of Sally A. Fonner dated December 28, 2001	
23.1	Consent of Want & Ender, CPA, PC.	
23.2	Consent of Astor Weiss & Kaplan, LLP (included in Exhibit 5.1)	
24.1	Power of Attorney (included on the signature page of Part II of this Registration Statement)	
27.1	Financial Data Schedule	

† Previously filed as Exhibits to our original registration statement on Form S-1.
(A-#) Previously filed as an Exhibit to the specified amendment to our registration statement on Form S-1.

(b) Financial Statement Schedules.

Financial statement schedules are omitted because the conditions requiring their filing do not exist or the information required thereby is included in the financial statements filed, including the notes thereto.

ITEM 17. UNDERTAKINGS

Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to Item 14 of this Part II to the registration statement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(5)   That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dunedin, State of Florida, on the 11th day of February 2002.

Win or Lose Acquisition Corporation

_____/s/_____
Sally A. Fonner, President

_____/s/_____
Rachel A. Fefer, principal financial officer

_____/s/_____
John L. Petersen, principal accounting officer

POWER OF ATTORNEY

Each of the officers and directors of Win or Lose Acquisition Corporation whose signature appears below hereby constitutes and appoints Sally A. Fonner and Mark R. Dolan, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, each with the power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this registration statement on Form S-1, and to perform any acts necessary to be done in order to file such amendment, and each of the undersigned does hereby ratify and confirm all that such attorneys-in-fact and agents, or their or his substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	**Title**	**Date**
_____/s/_____ Sally A. Fonner	President	February 11, 2002
_____/s/_____ Mark R. Dolan	Executive Vice President and Director	February 11, 2002
_____/s/_____ Rachel A. Fefer	Secretary/Treasurer and Director	February 11, 2002
_____/s/_____ John L. Petersen	General Counsel and Director	February 11, 2002

EXHIBIT 4.3
AMENDED AND RESTATED RULE 419 ESCROW AGREEMENT

LETTER OF ESCROW INSTRUCTIONS

To: First Union National Bank
                 Corporate Trust Group
                 5847 San Felipe, Suite 1050
                 Houston, Texas 77057

                 Win or Lose Acquisition Corporation – Rule 419 escrow,
                 First Union National Bank Escrow No. 757000449

        This Letter of Escrow Instructions to First Union National Bank, hereinafter called Escrow Agent, shall immediately and automatically become operative and effective upon the commencement of a public offering of certain securities of Win or Lose Acquisition Corporation (the "Company") which is described more fully in the Company's Form S-1 Registration Statement under the Securities Act of 1933 (Registration No. 333-52414).

        The Company will cause to be delivered, to the Escrow Agent, the papers, money or property hereinafter described to be held and disposed of by the Escrow Agent in accordance with the following instructions and upon the terms and conditions hereinafter set forth, to which the undersigned agree:

1. ESCROW PURPOSE:

1.1   This Escrow Agreement describes a single party clearing and holding escrow that will be established by Win or Lose Acquisition Corporation, of Dunedin, Florida, (the "Company") in accordance with the requirements of Securities and Exchange Commission Rule419, adopted pursuant to the provisions of Section 7(b) of the Securities Act of 1933. The Company and the Escrow Agent are the only parties to this Escrow Agreement.

1.2   The Company intends to offer 600,000 shares of its $.001 par value common stock (the "Common Stock") to the public at a price of $0.25 per share (the "Offering") during a period commencing on the effective date of the Company's registration statement and ending upon the expiration of the offering period specified in the definitive Rule 424 prospectus filed by the Company with respect to the registration statement (the "Offering Period"). During the Offering Period, the purpose of the escrow shall be to receive, clear and hold subscription payments ("Subscription Funds") from certain persons ("Investors") who subscribe to purchase shares of Common Stock in the Offering.

1.3   If the Company successfully completes the Offering and sells all 600,000 shares of Common Stock within the Offering Period, the purpose of the escrow shall be to hold, invest and ultimately distribute the following property in accordance with the terms of Sections 4 through 6 this Escrow Agreement,

       (a)   The cash proceeds of the Offering ("Offering Proceeds") that were delivered to the Escrow Agent by subscribers during the Offering Period, together with any interest earned during the Offering Period;

       (b)   An additional $15,000 in cash (the "Stockholders' Contribution") that will be delivered to the Escrow Agent by certain affiliates of the Company upon the successful completion of the Offering;

(c) Stock certificates evidencing the ownership of 600,000 shares of the Company's $0.001 par value common stock (the "Investor Shares") that will be sold to Investors in connection with the Offering and will be delivered to the Escrow Agent by the Company upon completion of the Offering;. and

(d) Stock certificates evidencing the ownership of up to 2,000,000 presently issued and outstanding shares of the Company's $0.001 par value common stock (the "Founders' Shares") that have been registered for resale by certain officers of the Company.

1.4   It is expressly acknowledged that the Stockholder Contribution specified in Paragraph 1.3(b) is being contributed to the Escrow by the affiliates as an inducement to the Investors who subscribe to purchase Common Stock in connection with the Offering. In connection with the delivery of the Stockholder Contribution to the Escrow Agent, the persons making such delivery shall execute such releases and other documents as the Escrow Agent may deem necessary under the circumstances to forever release any claims that such affiliates may have for reimbursement or repayment of the Stockholder Contribution or any portion thereof.

1.5 This Escrow Agreement constitutes an essential element of the Company's proposed public offering of securities and is required by Securities and Exchange Commission Rule 419. The parties to this Escrow Agreement shall, at all times, conduct all of their activities relating to the Rule 419 escrow created hereby in strict compliance with the letter and the spirit of Rule 419. In the event of any inconsistency between the terms of this Escrow Agreement and the requirements of Rule 419, the requirements of Rule 419 shall have priority.

2.   ESCROW DEPOSITS:

2.1   During the Offering Period, the Escrow Deposits will be in the form of checks, bank wire transfers and other instruments of payment in favor of "Win or Lose Acquisition Corporation–Escrow Account."

2.2   The Investors will be instructed to deliver checks and other instruments of payment directly to the Escrow Agent together with manually signed original Subscription Agreements and such other documents as may be necessary to establish the Investor's name, address and social security number, and number of shares purchased to the satisfaction of the Escrow Agent. In accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, the Company agrees to deliver any original Subscription Agreements, checks and other instruments of payment received by it to the Escrow Agent by noon of the next business day after receipt thereof

2.3   The Escrow Agent shall accept deposits to the Escrow Account for the entire Offering Period, without reference to the amount of Subscription Funds then on deposit. Upon deposit, all Subscription Funds will be subject to the terms of this Escrow Agreement. The Subscription Funds are to be invested by Escrow Agent from time to time in an Evergreen Cash Management Money Market Resource Class account without further instruction.

2.4   Any checks or other instruments of payment that have been presented for payment and have been dishonored are to be presented a second time. Any checks or other instruments of payment that have been dishonored twice are to be immediately returned to the Investor, with copies to the Company.

3.   FAILURE TO COMPLETE OFFERING:

3.1   In the event that (a) the Escrow Agent has not received and cleared a total of $150,000 in Subscription Funds on or before the close of business on the last day of the Offering Period (the "Termination Date"), or (b) the Company has not, within three days after the Termination Date, delivered a certificate to the Escrow Agent which states that all conditions precedent to the closing of the Offering have been satisfied, the Escrow Agent shall, within five days after the Termination Date, refund to each Investor the Subscription Funds submitted on his behalf, together with any interest earned on his Subscription Funds during the time the Subscription Funds have been collected and are available for investment.

3.2   The Escrow Agent shall distribute all interest earned on the Escrow Account to the Investors, pro rata, according to the amount and date of each deposit. The Escrow Agent shall mail all refund checks to Investors no later than the close of business on the second day after the occurrence of an event specified above.

3.3   Notwithstanding any other provision of this Escrow Agreement, the Company reserves the right to terminate the Offering at any time and instruct the Escrow Agent to return the Subscription Funds to the Investors in accordance with the provisions of this Section 3.

4.   SUCCESSFUL COMPLETION OF OFFERING:

4.1   If the collected Subscription Funds on deposit in the escrow are more than $150,000 on the Termination Date, the Escrow Agent shall immediately prepare a summary compilation that identifies each Investor, states the date when the Investor's subscription was received by the Escrow Agent, and states the number of shares of common stock subscribed for by Investor. Within two days after receipt of the compilation prepared by the Escrow Agent, the Company shall reject sufficient subscriptions to eliminate any excess subscriptions and reduce the total Subscription Funds to exactly $150,000, plus accumulated interest. The Company reserves the right to partially reject subscriptions and shall endeavor to reject subscriptions in a manner reasonably calculated to result in an even distribution of its Common Stock among the Investors. After completing this process, the Company shall deliver to the Escrow Agent a definitive Investor list that identifies each Investor and states the number of shares of Common Stock that will be sold to such Investor.

4.2   Upon receipt of the definitive Investor list prepared by the Company, Escrow Agent shall promptly remit to each Investor who has submitted a subscription that was rejected in whole or in part by the Company any excess Subscription Funds attributable to his subscription, together with any interest earned on the Subscription Funds returned to the Investor. The Escrow Agent shall mail all refund checks to Investors no later than the close of business on the day after its receipt of the definitive Investor list.

4.3   After making any refunds required pursuant to the provisions of Paragraph 4.2, the Escrow Agent shall deliver a final Investor list to the Company. The final Investor list shall include detailed information on the identity of each Investor (including name, address, telephone number and taxpayer ID number), state the number of shares of Common Stock purchased by each Investor, and include such other information as may be required to insure compliance with the requirements of 12 CFR 330.1 of the Regulations of the Federal Deposit Insurance Corporation.

4.4   As soon as practicable after the receipt of the final Investor list, the Company will deliver, or cause to be delivered, to the Escrow Agent, stock certificates for the Common Stock purchased by Investors. All stock certificates shall be registered in the name of the owner thereof and contain such other information as the Company and the Escrow Agent deem necessary or desirable to comply with the requirements of Securities and Exchange Commission Rule 419 and the Regulations of the Federal Deposit Insurance Corporation, or otherwise provide for the efficient performance of the Escrow Agent's duties hereunder.

4.5   When the Escrow Agent receives the stock certificates specified in Paragraph 4.4, it shall examine the stock certificates to confirm that the information on the stock certificates agrees in all particulars with the information in the final Investor list. In the event of any discrepancy between the records of the Escrow Agent and the records of the Company, the records of the Escrow Agent shall have priority.

4.6   When (a) the Company has rejected any excess subscriptions, (b) the excess Subscription Funds have been returned to the Investors, (c) the Escrow Agent has retained exactly $150,000 in Subscription Funds, plus accumulated interest, (d) the Escrow Agent has received the Stockholder Contribution and all associated releases, (e) the Escrow Agent has confirmed the information on the stock certificates specified in Paragraph 4.4, and (f) the Company has delivered to the Escrow Agent a certificate that all conditions precedent to the final closing of the offering have been satisfied, the Escrow Agent shall promptly disburse the sum of Fifteen Thousand Dollars ($15,000) to the Company. The Escrow Agent shall hold all remaining Subscription Funds, together with the Stockholder Contribution and the stock certificates, until the funds and stock certificates are distributed in accordance with this Escrow Agreement.

4.7   When any of the Company's officers enter into an agreement to sell all or any part of the Founders' Shares that have been included in the Company's registration statement, the selling officer shall promptly deliver Stock Certificates representing the ownership of such Founders' Shares to the Escrow Agent. All such Stock Certificates shall be registered in the name of the selling stockholder and duly executed for transfer to the purchaser. Such Stock Certificates shall, upon delivery to the Escrow Agent, become subject to the provisions of this Escrow Agreement. All certificates for Founders Shares delivered to the Escrow Agent shall be accompanied by a copy of the associated stock purchase agreement and such additional documentation as the Company and the Escrow Agent deem necessary or desirable to comply with the requirements of Securities and Exchange Commission Rule 419, or otherwise provide for the efficient performance of the Escrow Agent's duties hereunder.

4.8   The Escrow Funds and all stock certificates delivered to the Escrow Agent pursuant to the provisions of this Section 4 shall be held, invested and disposed of by Escrow Agent in accordance with the following instructions and upon the terms and conditions set forth herein. Notwithstanding any other provision of this Escrow Agreement, the owners of Founders' Shares shall have no interest in the Escrow Funds and shall not participate in any cash distributions from the Escrow.

5. INVESTMENT OF ESCROW FUNDS

5.1   At all times during the term of the Escrow, the Escrow Funds shall be held for the sole benefit of the Investors who shall be named and identified in accordance with 12 CFR 330.1 of the regulations of the Federal Deposit Insurance Corporation. At all times during the term of the Escrow, the records of the Escrow Agent shall show the name and percentage interest of each Investor who is a beneficial owner of Escrow Funds. For purposes of this provision, the Escrow Agent shall calculate the percentage interest of each Investor by dividing the number of shares of Common Stock owned by such Investor by 600,000.

5.2   The Escrow Funds may only be invested in (i) an obligation that constitutes a "deposit" as that term is defined in section 3(1) of the Federal Deposit Insurance Act, (ii) securities of an open-end investment company registered under the Investment Company Act of 1940 that holds itself our as a money market fund meeting the conditions of paragraphs (c)(2), (c)(3), and (c)(4) of Rule 2a-7 under the Investment Company Act, or (iii) securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United States.

5.3   All interest earned with respect to the Escrow Funds shall be added to the principal thereof and treated as Escrow Funds for all purposes of this Escrow Agreement.

5.4   The Escrow Agent, in consultation with the Company, shall allocated the Escrow Funds in such a manner as will, in the judgment of the Escrow Agent, maximize the annual return on the Escrow Funds, maximize the amount that is insured by the United States and/or guaranteed as to principal and interest by the United States, and minimize the potential for loss of principal through market fluctuations.

5.5   The Escrow Funds shall not be invested in any securities that have a scheduled maturity of more than six months from the date of acquisition.

6. TERMINATION AND DISBURSEMENTS:

6.1   Whenever the provisions of this Section 6 require the Escrow Agent to mail a refund check to an Investor, the following provisions shall apply:

(a)   The then current balance of the Escrow Funds shall be allocated among the Investors on a per share basis and the Escrow Agent shall not be obligated to separately account for interest earned on the Escrow Funds.

(b) The Escrow Agent is authorized to determine the available balance of the Escrow Funds on the disbursement date and divide such balance by 600,000 shares to calculate the amount of cash per share to be distributed to Investors.

(c) Refund checks shall be rounded to the nearest whole cent and any overpayment resulting from such rounding shall be payable in cash by the Company.

(d) Refund checks shall be mailed to the Investor entitled thereto within five days after the occurrence or nonoccurrence of the event that gives rise to the Company's refund obligation.

6.2 If the Company has not negotiated a business combination, filed a post-effective amendment to its registration statement, successfully completed a reconfirmation offering meeting the requirements of Rule 419 and closed on the business combination agreement within 18 months after the effective date of its registration statement (the "Final Termination Date"), the Escrow Agent shall:

(a) Forward a refund check to each Investor who purchased shares of the Company's Common Stock for cash in connection with the Offering.

(b) Return all stock certificates to the Company for cancellation.

When all stock certificates and all Escrow Funds have been disbursed in accordance with the provisions of this Paragraph 6.2, this Escrow Agreement will terminate.

6.3 If the Company negotiates a business combination, files a post-effective amendment to its registration statement and conducts a reconfirmation offering meeting the requirements of Rule 419; and the terms of such offering are not accepted by the holders of the number of shares specified in the definitive prospectus included in the Company's post-effective amendment, the Company shall immediately notify the Escrow Agent that the terms of its reconfirmation offering have been rejected and the Escrow Agent shall:

(a) Forward a refund check to each Investor who purchased shares of the Company's Common Stock for cash in connection with the Offering.

(b) Return all stock certificates to the Company for cancellation.

When all stock certificates and all Escrow Funds have been disbursed in accordance with the provisions of this Paragraph 6.3, this Escrow Agreement will terminate.

6.4 If the Company negotiates a business combination, files a post-effective amendment to its registration statement and completes a reconfirmation offering meeting the requirements of Rule 419 on or before the Final Termination Date, the Company shall promptly deliver, or cause to be delivered, to the Escrow Agent:

(a) A copy of the definitive prospectus included in its post-effective amendment and used in connection with the reconfirmation offering;

(b) A schedule setting forth the identity of each Investor who purchased Common Stock for cash in connection with the Offering and has reconfirmed his investment in writing in connection with the reconfirmation offering;

(c) A schedule setting forth the identity of each person who agreed to purchase Founders' Shares during the term of the Escrow and has reconfirmed his investment in writing in connection with the reconfirmation offering;

(d) Copies of all subscription reconfirmation agreements that support the schedules specified in subparagraphs (c) and (d) above; and

(e) A schedule setting forth the identity of each Investor and each purchaser of Founders' Shares who has refused or failed to execute a reconfirmation agreement within the time limits specified in the definitive prospectus.

6.5 Upon receipt of the documentation specified in Paragraph 6.4, the Escrow Agent shall:

(a) Mail a refund check to each Investor who purchased Common Stock for cash in connection with the Offering and refused or failed to execute a reconfirmation agreement within the time limits specified in Rule 419 and the definitive prospectus;

(b) Return to the Company all stock certificates registered in the names of Investors who purchased Common Stock for cash in connection with the Offering and refused or failed to execute a reconfirmation agreement within the time limits specified in the definitive prospectus;

(c) Return to the selling stockholders any Stock Certificates representing Founders' Shares that were subject to a purchase agreement during the term of the Escrow, but deliverable to a purchaser who refused or failed to execute a reconfirmation agreement within the time limits specified in the definitive prospectus.

6.6 If the Company satisfies the conditions of Paragraph 6.4, actually closes the business combination described in the post-effective amendment to its registration statement and delivers to the Escrow Agent a Certificate signed by the President and Secretary that all conditions precedent to the final release of Escrow Funds set forth in Rule 419(e)(3) have been satisfied, the Escrow Agent shall:

(a) Mail a stock certificate to each Investor who purchased Common Stock for cash in connection with the Offering and subsequently executed a reconfirmation agreement;

(b) Deliver stock certificates for the remaining Founders Shares to the closing agents specified in the associated stock purchase agreements; but only if (a) the purchaser of such Founders; Shares has executed a reconfirmation agreement, and (b) a closing agent was specified in the purchase agreement delivered to the Escrow Agent pursuant to Section 4.7 of this agreement. In the event that a closing agent was not so specified, the Escrow Agent shall retain possession of the stock certificates pending its receipt of joint instructions from the seller and purchaser.

(c) Transfer all remaining Escrow Funds to such account as may be specified by the Company.

When all stock certificates and all Escrow Funds deposited with the Escrow Agent have been disbursed in accordance with the provisions of this Paragraph 6.6, this Escrow Agreement will terminate.

7. NO MODIFICATION:

7.1 After the deposit of the Stockholder Contribution, these instructions shall not be modified, rescinded or amended without the written consent of each Investor who may be adversely affected by such modification, rescission or amendment.

8. GENERAL PROVISIONS:

8.1 All parties understand and agree that Escrow Agent is not a principal, participant, or beneficiary of the underlying transaction that necessitates this Escrow Agreement. The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in acting or refraining from acting on any instrument believed by it to be genuine and to have been signed or presented by the proper party or parties, their officers, representatives or agents. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized hereby, nor for action taken or omitted by it in accordance with the advice of its counsel. Escrow Agent shall be responsible for holding, investing and disbursing the Escrowed Assets pursuant to the Escrow Agreement, but in no event shall be liable for any exemplary or consequential damages in excess of Escrow Agent's fee hereunder.

8.2   Unless otherwise provided herein, the Escrow Agent shall accept the Escrowed Assets pursuant to the Escrow Agreement and invest such assets at the written request of the parties hereto specifying with particularity or by accompanying schedule the type and identity of the assets to be deposited. Acceptance of the Escrowed Assets shall be communicated by Escrow Agent to parties by account statement or otherwise in writing as soon as practicable after receipt, and any discrepancies shall be noted to Escrow Agent by the parties in writing within forty five (45) days of receiving such communication. Failure to note any discrepancies shall be deemed confirmation of the description of Escrowed Assets listed on the report regardless of any variations from the original schedule. Any request to invest assets shall be in writing or facsimile and specify the type of investment to be made, the maturity date, and the principal amount to be invested. The Escrow Agent shall not be liable for delay or failure to invest funds without written instructions or for losses on any investments made by it pursuant to and in compliance with such instructions.

8.3   Should any controversy arise between the undersigned with respect to this Escrow Agreement or with respect to the right to receive the Escrowed Assets, Escrow Agent shall have the right to consult counsel and/or to institute a bill of interpleader in any court of competent jurisdiction to determine the rights of the parties. In the event it is a party to any dispute, Escrow Agent shall have the additional right to refer such controversy to binding arbitration. Should such actions be necessary, or should Escrow Agent become involved in litigation in any manner whatsoever on account of this Escrow Agreement of the Escrowed Assets made hereunder, the undersigned hereby bind and obligate themselves, their heirs and legal representatives to pay Escrow Agent, in addition to any charge made hereunder for acting as Escrow Agent, reasonable attorney's fees incurred by Escrow Agent, and any other disbursements, expenses, losses, costs and damages in connection with and resulting from such actions.

8.4   The Escrow Agent shall have no liability under, or duty to inquire beyond the terms and provisions of the Escrow Agreement, and it is agreed that its duties are purely ministerial in nature, and that the Escrow Agent shall incur no liability whatsoever except for willful misconduct or gross negligence so long as it has acted in good faith. The Escrow Agent shall not be bound by any modification, amendment, termination, cancellation, rescission or supersession of this Escrow Agreement unless the same shall be in writing and signed by all of the other parties hereto and, if its duties as Escrow Agent hereunder are affected thereby, unless it shall have given prior written consent thereto.

8.5   The Escrow Agent may at any time resign hereunder by giving written notice of its resignation to the other parties hereto, at their address set forth herein, at least ten (10) days prior to the date specified for such resignation to take effect, and upon the effective date of such resignation, the Escrowed Assets hereunder shall be delivered to such person as may be designated in writing by the appropriate parties executing this Escrow Agreement, whereupon all the Escrow Agent's obligations hereunder shall cease and terminate. The Escrow Agent's sole responsibility until such termination shall be to keep safely all Escrowed Assets and to deliver the same to a person designated by the appropriate parties executing this Escrow Agreement or in accordance with the directions of a final order or judgment of a court of competent jurisdiction.

8.6   The parties agree to indemnify, defend and hold the Escrow Agent harmless from and against any and all loss, damage, tax, liability and expense that may be incurred by the Escrow Agent arising out of or in connection with its acceptance or appointments as Escrow Agent hereunder, including costs and expenses of defending itself against any claim or liability in connection with its performance hereunder.

8.7   The parties jointly and severally agree to pay to the Escrow Agent its fees for the services rendered pursuant to the provisions of this Escrow Agreement and will reimburse the Escrow Agent for reasonable expenses, including reasonable attorney's fees incurred in connection with the negotiations, drafting and performance of such services. Except as otherwise noted, this fee covers account acceptance, set up and termination expenses; plus usual and customary related administrative services such as safekeeping, investment and payment of funds specified herein or in the exhibits attached. Activities requiring excessive administrator time or out-of-pocket expenses such as optional substitution of collateral or securities shall be deemed extraordinary expenses for which related costs, transaction charges, and additional fees will be billed at Escrow Agent's standard charges for such items. A fee schedule has been provided to all parties to this Escrow.

8.8   Escrow Agent is hereby given a lien on all Escrowed Assets for all indebtedness that may become owing to Escrow Agent hereunder, which lien may be enforced by Escrow Agent by setoff or appropriate foreclosure proceedings.

8.9   The parties warrant to the Escrow Agent that there are no Federal, State or local tax liability or filing requirements whatsoever concerning the Escrow Agent's actions contemplated hereunder and warrant and represent to the Escrow Agent that the Escrow Agent has no duty to withhold or file any report of any tax liability under any Federal of State income tax, local or State property tax, local or State sales or use taxes, or any other tax by any taxing authority. The parties hereto agree to jointly and severally indemnify the Escrow Agent fully for any tax liability, penalties or interest incurred by the Escrow Agent arising hereunder and agree to pay in full any such tax liability together with penalty and interest if any tax liability is ultimately assessed against the Escrow Agent for any reason as a result of its action hereunder (except for the Escrow Agent's individual income tax liability arising from its income fees).

8.10   The Escrow Agent shall have no liability for loss arising from any cause beyond its control, including, but not limited to, the following: (a) the act, failure or neglect of any agent or correspondent selected by the Escrow Agent or the parties hereto; (b) any delay, error, omission or default connected with the remittance of funds; (c) any delay, error, omission or default of any mail, telegraph, cable or wireless agency or operator; (d) the acts or edicts of any government or governmental agency or other group or entity exercising governmental powers.

8.11   This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Texas. The parties hereto expressly waive such duties and liabilities, it being their intent to create solely an agency relationship and hold the Escrow Agent liable only in the event of its gross negligence or willful misconduct in order to obtain the lower fee schedule rates as specifically negotiated with the Escrow Agent.

9.   NOTICES:

9.1   All notices, demands, requests or payments provided for or given pursuant to this Escrow must be in writing or facsimile. All such notices shall be deemed to have been properly given or served by personal delivery or by depositing the same in the United States mail addressed to the person entitled to receive such notice at the address set forth below.

To the Company:	**To the Escrow Agent:**
Sally A. Fonner, President	First Union National Bank
Win or Lose Acquisition Corporation	Corporate Trust Group
1268 Bayshore Boulevard	5847 San Felipe, Suite 1050
Dunedin, Florida 34698	Houston, Texas 77057

9.2   All notices shall be effective when received.

Approved and accepted by the Parties this 1st day of February 2002.

Win or Lose Acquisition Corporation   **First Union National Bank**

By:_____/s/_____   By:_____/s/_____
     Sally A. Fonner, President   R. Douglas Milner, Vice President

EXHIBIT 5.1
AMENDED LEGALITY OPINION

[LETTERHEAD OF ASTOR WEISS & KAPLAN, LLP]

February 11, 2002

Win or Lose Acquisition Corporation
1268 Bayshore Boulevard
Dunedin, FL 34698

Ladies and Gentlemen:

We have acted as special counsel for Win or Lose Acquisition Corporation, a Delaware corporation (the "Company") in connection with certain matters as described herein.

In rendering this opinion, we have examined and relied upon the following documents:

- The Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on November 30, 2000, with all amendments, as certified by the Secretary of State;

- A Certificate of the Secretary of State of the State of Delaware as to the good standing of the Company;

- The By-laws of the Company certified as true and correct by the President and Secretary of the Company;

- The Unanimous Written Consent and Action of the Board of Directors dated August 20, 2001;

- The Unanimous Written Consent and Action of the Board of Directors dated December 28, 2001;

- A certificate of the Company's President as to certain matters;

- Certificates of each member of the Company board of directors as to certain matters; and

- The Form S-1 Registration Statement of the Company dated December 21, 2000 and subsequently amended on May 10, 2001, July 20, 2001, August 20, 2001, September 17, 2001and October 31, 2001 and February 11, 2002 (the "Registration Statement").

All the foregoing documents are referred to herein as the "Reviewed Documents." We have not reviewed any documents other than the Reviewed Documents for purposes of rendering the opinions expressed herein. We have conducted no independent factual investigation other than our review of the Reviewed Documents. In rendering this opinion, we have relied, as to factual matters, solely upon the Reviewed Documents, and the representations, warranties, statements and information set forth therein, all of which we assume to be true, complete and accurate in all material respects. All terms used herein shall have the meanings set forth in the Reviewed Documents.

With respect to the Reviewed Documents, we have assumed and relied upon the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies or forms, the genuineness of all signatures, the legal capacity of natural persons and that the Reviewed Documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to this opinion.

This opinion is limited solely to the application of Delaware law (including the General Corporation Law of the State of Delaware, the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such laws) to the matters set forth below, which are the laws of the State of Delaware normally applicable to such matters. We express no opinion with respect to Federal securities laws, state securities or blue-sky laws, or Federal or state tax laws. We have not been requested to and do not opine as to the applicability of the laws of any other jurisdiction.

This opinion is given only with respect to laws and regulations presently in effect. We assume no obligation to advise you of any changes in law or regulation which may hereafter occur, whether the same are retroactively or prospectively applied, or to update or supplement this letter in any fashion to reflect any facts or circumstances which hereafter come to our attention.

Based upon the foregoing, and subject to and in reliance on the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that:

1.   The duly authorized capital stock of the Company consists of 30,000,000 shares of capital stock with a par value of $0.001 per share, of which 25,000,000 are shares of Common Stock (the "Common Stock") and 5,000,000 are shares of Preferred Stock.

2.   The 2,400,000 shares of Common Stock that are presently issued and outstanding, including the 2,000,000 shares of Common Stock that are included in the registration statement for resale as "founders' shares," are duly authorized, validly issued, fully paid and nonassessable.

3.   When the 600,000 shares of Common Stock that will be offered to the public for cash have been delivered to the escrow agent for the Rule 419 escrow in accordance with the Registration Statement, such shares will constitute duly authorized, validly issued, fully paid and nonassessable Common Stock of the Company.

4.   When up to 13,000,000 shares of Common Stock are issued in connection with a business combination in accordance with the Registration Statement, such shares will constitute duly authorized, validly issued, fully paid and nonassessable Common Stock of the Company.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm and this opinion under the heading "Legal Matters" in the prospectus comprising a part of such Registration Statement and any amendment thereto. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Except to the extent provided in the preceding paragraph, this opinion is rendered solely to the Company in connection with the transactions described in the Registration Statement and may not be relied upon by, nor may copies be delivered to, any other person or entity for any purpose without our prior written consent.

Very truly yours,
ASTOR WEISS & KAPLAN LLP

By: _____/s/_____
        Christopher P. Flannery, Attorney at Law

EXHIBIT 10.4
EMPLOYMENT AGREEMENT OF SALLY A. FONNER

EMPLOYMENT AGREEMENT

This Employment Agreement is made and entered into between Win or Lose Acquisition Corporation., a Delaware corporation, having a place of business at 1268 Bayshore Boulevard, Dunedin, Florida 33698 (the "Company") and Sally A. Fonner an individual having her principal residence at 1268 Bayshore Boulevard, Dunedin, Florida 33698 (the "Employee").

WHEREAS, the Company is a "blank check company" that has been organized for the purpose of conducting a public offering of securities and then negotiating a business combination with an unidentified privately held company; and

WHEREAS, the Employee has previously served as the sole officer and director of five inactive and insolvent public shells that ultimately engaged in business combination transactions with privately held companies; and

WHEREAS, the Employee is the sole officer, director and stockholder of Capston Network Company, a Delaware corporation that entered into an "Administration and Marketing Agreement" with the Company on December 20, 2000 which was subsequently amended by an "Administration Agreement" dated July 16, 2001; and

WHEREAS, the Employee has served as the Company's president and as the administrative manager of its business affairs since December 20, 2000; and

WHEREAS, the Company and Capston are desirous of terminating the Administration Agreement and the Company is desirous of making appropriate long-term arrangements for the management of its business affairs; and

WHEREAS, the Company is desirous of retaining the Employee to perform certain executive and administrative functions on the conditions set forth herein for the entire term of this Agreement, and

WHEREAS, in such capacity, the Employee will develop or have access to all of the business methods and confidential information relating to the Company and its business activities, its operational and financial matters, its contemplated property acquisition plans, its personnel training and development programs and its industry relationships.

NOW THEREFORE, in consideration of the promises and of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1.   Employee Representations and Warranties. The Employee represents and warrants to the Company as follows:

(a)   She is free to accept employment hereunder and has no prior or other obligations or commitments of any kind to anyone that would in any way hinder or interfere with her acceptance of, or the full, uninhibited and faithful performance of her duties under the terms of this Agreement, or the exercise of her best efforts as an executive officer of the Company;

(b)   She is the sole officer, director and stockholder of Capston Network Company and in such capacity has all necessary corporate authority to agree to the termination of the Administration Agreement on the terms set forth herein;

(c)   The termination of the Administration Agreement on the terms set forth herein has been approved by all necessary corporate action and such termination will not constitute a breach under any agreements to which the Employee or Capston is a party or otherwise give rise to any third-party claims against the Employee, Capston or the Company.

2. **Termination of Administration Agreement.** The "Administration and Marketing Agreement" between Capston and the Company dated December 20, 2000, as amended by the "Administration Agreement" dated July 16, 2001, is hereby terminated in its entirety. In full and final settlement of the rights to compensation specified in Article I of the Administration Agreement, the Company's founders, John L. Petersen, Mark R. Dolan and Rachel A. Fefer have each transferred to Sally A. Fonner, the individual designee of Capston, 125,000 shares of the Company's $0.001 par value common stock currently held by them. It is acknowledged by the parties that the original cash purchase price of such shares was $0.03 per share and that the aggregate cost of the shares transferred to Ms. Fonner is $11,250, an amount which constitutes full and fair compensation for the facilities provided and the services rendered the date of the original Administration and Marketing Agreement and the date of this agreement.

3. **Employment and Duties.** The Company shall employ the Employee as its President, or in such other comparable executive capacity as the Board of Directors of the Company shall specify from time to time. The Employee's initial responsibilities shall include all of the duties and responsibilities of the President as described in the By-laws of the Company, as the same may be amended from time to time. Subject at all times to the supervision, direction and control of the Company's board of directors, the Employee shall have all necessary power and authority to (a) provide office facilities for the Company; (b) administer the day-to-day operations of the Company during its search for an acquisition Target; and (c) administer the accounting and reporting functions during its search for an acquisition Target. In connection with the foregoing, the Employee shall have all requisite power and authority to:

(a) Administer all of the Company's existing and proposed operations in accordance with applicable law and the provisions of this Agreement;

(b) Administer all of the Company's existing and proposed operations in a good and workmanlike manner;

(c) Keep the board of directors informed with respect to all matters that they are entitled to know under applicable law and such additional matters she deems to be important under the circumstances;

(d) Keep the stockholders informed of all matters that they are entitled to know under applicable law and all additional matters she deems to be important under the circumstances;

(e) Keep the Company's properties, if any, free from all liens and encumbrances occasioned by the operations contemplated hereby;

(f) Retain at the sole cost, risk and expense of the Company, such employees, experts and consultants as may be necessary or desirable under the circumstances;

(g) Maintain complete, correct and accurate books, records and accounts and furnish periodic reports to the board of directors in such detail as may be reasonably required to permit the Company to fully discharge its reporting obligations under the Exchange Act and other applicable law; and

(h) Make all information concerning the Company available for inspection by the board of directors, and the duly authorized representatives of the stockholders.

In addition, the Employee shall, from time to time, perform such other functions and duties in connection with the business of the Company as the board of directors may entrust or delegate to her.

4. **Conduct of Employee.** During the entire Term of this Agreement, the Employee shall devote as much time, effort, skill and attention to the affairs of the Company as may be reasonably required under the circumstances. The Employee will use her best efforts to promote the interests of the Company, and will discharge her responsibilities in a diligent and faithful manner, consistent with sound business practices. In furtherance of the foregoing:

(a) The Employee represents that her employment by the Company will not conflict with any obligations which she has to any other person, firm or entity. The Employee specifically represents that she has not brought to the Company (during the period before the signing of this Agreement) and she will not bring to the Company any materials or documents of a former or present employer, or any confidential information or property of any other person, firm or entity.

(b) The Employee shall not, without disclosure to and approval of the Board of Directors of the Company, directly or indirectly, assist or have an active interest in (whether as a principal, stockholder, lender, employee, officer, director, partner, consultant or otherwise) in any person, firm, partnership, association, corporation or business organization, entity or enterprise that competes with or is engaged in a business which is substantially similar to the business of the Company except that ownership of not more than 5% of the outstanding securities of any class of any publicly-held corporation shall not be deemed a violation of this sub-paragraph 4(b).

(c) The Employee shall promptly disclose to the directors of the Company, in accordance with the Company's policies, full information concerning any interests, direct or indirect, she holds (whether as a principal, stockholder, lender, Employee, director, officer, partner, consultant or otherwise) in any business which, as reasonably known to the Employee purchases or provides services or products to, the Company or any of its subsidiaries, provided that the Employee need not disclose any such interest resulting from ownership of not more than 5% of the outstanding securities of any class of any publicly-held corporation.

(d) The Employee shall not disclose to any person or entity (other than to the Company's Board of Directors or to others as required, in her judgment, in the due performance of her duties under this Agreement) any confidential or secret information with respect to the business or affairs of the Company, or any of its subsidiaries or affiliates.

Nothing in this Agreement shall be deemed to preclude the Employee from participating in other business opportunities if and to the extent that (i) such business opportunities are not directly competitive with or similar to the business of the Company, and (ii) the Employee's activities with respect to such opportunities do not have a material adverse effect on the performance of the Employee's duties hereunder.

5. **Conditions of Employment.**

(a) <u>Term of Employment.</u> Unless terminated earlier in accordance with the provisions of this Agreement, the Company will employ the Employee for a period commencing on the effective date of its registration statement under the Securities Act of 1933 and terminating 17 months thereafter (the "Term"). Thereafter, this Agreement shall be renewable on such reasonable terms and for such periods as may be negotiated between the Employee and the Company.

(b) <u>Place of Employment.</u> The Employee shall work for the Company from her office in Dunedin, Florida. All expenses associated with the overhead, operation and maintenance of the Employee's office, including the cost of any required support staff, shall be paid by the Employee from her own funds. The Employee shall not be required during the Term of this Agreement to relocate from Dunedin, Florida to any other business location maintained by the Company although the Employee expressly agrees that regular travel shall be necessary as part of her duties.

(c) <u>Ownership of Company Records and Reports.</u> The Employee shall not, except in the performance of her duties hereunder, at any time or in any manner make or cause to be made any copies, pictures, duplicates, facsimiles, or other reproductions or recordings or any abstracts or summaries of any reports, studies, memoranda, correspondence, manuals, records, plans or other written or otherwise recorded materials of any kind whatever belonging to or in the possession of the Company, or of any subsidiary or affiliate of the Company, including but not limited to materials describing or in any way relating to the Company's business activities, its target evaluation and selection methods, its operational and financial matters, its contemplated acquisition plans, its personnel training and development programs and its industry relationships. The Employee shall have no right, title or interest in any such material, and the Employee agrees that, except in the performance of her duties hereunder, she will not, without the prior written consent of the Company remove any such material from any premises of the Company, or any subsidiary or affiliate of the Company, and immediately upon the termination of her employment for any reason whatsoever Employee shall return to the Company all such material in her possession.

(d)   <u>Company's Trade Secrets</u>. Without the prior written consent of the Company, the Employee shall not at any time (whether during or after her employment with the Company) use for her own benefit or purposes or for the benefit or purposes of any other person, firm, partnership, association, corporation or business organization, entity or enterprise, or disclose in any manner to any person, firm, partnership association, corporation or business organization, entity or enterprise, except in the performance of her duties hereunder, any trade secrets, or any information data, know-how or knowledge constituting trade secrets belonging to, or relating to the affairs of the Company, or any subsidiary, former subsidiary, or affiliate of the Company.

6.   Compensation. The Company shall compensate the Employee for all services to be rendered by her during the Term as follows:

(a)   The Employee shall receive a fixed fee of $1,000 per month during the initial term of this Agreement. Thereafter, the Executive's Salary shall be reviewed on an annual basis and the amount of such Salary shall be subject to renegotiation on the basis of the performance of the Executive and the performance of the Company.

(b)   The Employee shall not directly or indirectly participate in any other or additional compensation plans unless the terms of such plans are fully described in a post effective amendment to the Company's registration statement.

(c)   The Employee shall not directly or indirectly participate in any medial/hospitalization insurance and group life insurance plans unless the terms of such insurance plans are fully described in a post effective amendment to the Company's registration statement.

(d)   During the Term of this Agreement, the Company will reimburse the Employee for all reasonable out-of-pocket business expenses incurred by her on behalf of the Company in the performance of her duties hereunder upon presentation of vouchers, receipts or other evidence of such expenses in accordance with the policies of the Company, and provided that the Employee shall incur no costs or expenses that exceed five hundred dollars without prior authorization of the board of directors.

(e)   Notwithstanding any other provision of this Agreement, it is agreed that the Employee shall be entitled to receive such incentive bonuses and other benefits as may be granted by the board of directors from time to time, but only if the terms the terms of such incentive bonuses and other benefits are fully described in a post effective amendment to the Company's registration statement.

7.   Termination of Employment.

(a)   This Agreement and the compensation payable to Employee hereunder shall terminate and cease to accrue forthwith upon Employee's death.

(b)   The Employee's employment under the terms of this Agreement may be terminated by the Company at any time, with or without cause, upon written notice to the Employee;

(c)   If the Company terminates this Agreement without cause, the Employee shall be entitled to receive all of the cash compensation that would otherwise be payable to her during the initial term.

(d)   If the Company terminates this Agreement for cause, however, the Employee's right to receive additional compensation shall forthwith terminate.

(e)   As used herein, "cause" shall mean (i) any material failure by Employee to observe or perform her Agreements herein contained, (ii) any fraudulent or dishonest conduct in the performance of the Employee's duties and functions, (iii) any gross negligence or willful breach of the Employee's obligations under this Agreement, (iv) any intentional disregard of the policies and instructions established by the Board of Directors of the Company, or (v) any use of illegal or controlled substances.

(f) The Employee's employment under the terms of this Agreement may be terminated by the Employee at any time, with or without cause, upon written notice to the Company. If the Employee terminates this Agreement without cause, however, the Employee's right to receive additional compensation shall forthwith terminate.

8. Specific Performance. If any portion of this Agreement is found by a court of competent jurisdiction to be too broad to permit enforcement of such restriction to its full extent, then such restriction shall be enforced to the maximum extent permitted by law, and the Employee hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction. All provisions of this Agreement are severable, and the unenforceability or invalidity of any single provision hereof shall not affect any remaining provision. The Employee acknowledges and agrees that the Company's remedy at law for any breach of any of her obligations hereunder would be inadequate, and agrees and consents that temporary and permanent injunctive relief may be granted in any proceeding that may be brought to enforce any provision of this Agreement without the necessity of proof of actual damage and without any bond or other security being required. Such remedies shall not be exclusive and shall be in addition to any other remedy which the Company may have.

9. Miscellaneous.

(a) The failure of a party to insist on any occasion upon strict adherence to any Term of this Agreement shall not be considered to be a waiver or deprive that party of the right thereafter to insist upon strict adherence to that Term or any other Term of this Agreement. Any waiver must be in writing.

(b) All notices and other communications under this Agreement shall be in writing and shall be delivered personally or mailed by registered mail, return receipt requested, and shall be deemed given when so delivered or mailed, to a party at such address as a party may, from time to time, designate in writing to the other party.

(c) This Agreement shall be assigned to and inure to the benefit of, and be binding upon, any successor to substantially all of the assets and business of the Company as a going concern, whether by merger, consolidation, liquidation or sale of substantially all of the assets of the Company or otherwise.

(d) This Agreement constitutes the entire Agreement between the parties regarding the above matters, and each party acknowledges that there are no other written or verbal Agreements or understandings relating to such subject matter between the Employee and the Company or between the Employee and any other individuals or entities other than those set forth herein. No amendment to this Agreement shall be effective unless it is in writing and signed by both the parties hereto.

(e) This Agreement shall be construed according to the laws of the State of Florida pertaining to Agreements formed and to be performed wholly within the State of Florida. In the event action be brought to enforce any provisions of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees as fixed by the court. The Employee represents and warrants that she has reviewed this Agreement in detail with her legal and other advisors, as she considers appropriate, and that she fully understands the consequences to her of its provisions. The Employee is relying on her own judgment and the judgment of her advisors with respect to this Agreement and she understands that the Company is making no representations to her concerning taxes or any other matters respecting this Agreement.

(f) Any dispute between the parties to this Agreement shall be determined and settled by binding arbitration in Dunedin, Florida under the rules of the American Arbitration Association. Judgment on any award rendered by the arbitrators may be entered in any court having jurisdiction over the party adversely by such award.

(g) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original for all purposes hereof.

IN WITNESS WHEREOF, the parties hereto have set their hands on this 28th day of December 2001.

WIN OR LOSE ACQUISITION CORPORATION   **SALLY A. FONNER**

By: _____   _____
Mark R. Dolan, Executive Vice President

EXHIBIT 23.1
INDEPENDENT AUDITORS' CONSENT

To the Board of Directors of
     Win or Lose Acquisition Corporation

     As independent public accountants, we hereby consent to the inclusion in this registration statement on Form S-1 of our report on the Balance Sheet of Win or Lose Acquisition Corporation as of December 31, 2000 and 2001, and the related statements of operations, changes in Stockholders' equity and cash flows for the period from inception (December 1, 2000) through December 31, 2000, the year ended December 31, 2001 and the period from inception (December 1, 2000) through December 31, 2001. We also consent to the references to our firm in the "Experts" section of the Prospectus.

     /s/

Want & Ender CPA PC
By Martin Ender, CPA

New York, New York
February 11, 2002